UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

   or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934. For the fiscal year ended December 31, 1996.

   or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

    For the transition period from __________ to __________

                         Commission File Number: 0-28300

                     --------------------------------------

                       Planning Sciences International plc
             (Exact name of Registrant as specified in its charter)
                                England and Wales
                 (Jurisdiction of incorporation or organization)
           Tuition House, St George's Road, Wimbledon, London SW19 4EU
                    (Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the
    Act:

    Title of each class                Name of each exchange on which registered
    -------------------                -----------------------------------------
          None                                      Not applicable

                       -----------------------------------

    Securities registered or to be registered pursuant to Section 12(g) of the
    Act:

    American Depositary Shares, each representing one Ordinary Share, nominal value (pound)0.15 per share.

                      -----------------------------------

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                       -----------------------------------

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1996 was 8,999,167 Ordinary Shares, nominal value (pound)0.15 per share.

                       -----------------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [X] Yes                                       [ ] No

    Indicate by check mark which financial statement item the registrant has elected to follow.

         [ ] Item 17                                   [X] Item 18

                                TABLE OF CONTENTS

                                     PART I

                                                                          Page
                                                                          ----

Item 1.  Description of Business .........................................  3

Item 2.  Description of Property ......................................... 17

Item 3.  Legal Proceedings ............................................... 17

Item 4.  Control of Registrant ........................................... 18

Item 5.  Nature of Trading Market ........................................ 18

Item 6.  Exchange Controls and Other Limitations Affecting
          Security Holders................................................ 19

Item 7.  Taxation ........................................................ 19

Item 8.  Selected Financial Data ......................................... 24

Item 9.  Management's Discussion and Analysis of Financial
          Conditions and Results of Operations ........................... 25

Item 10. Directors and Officers of Registrant ............................ 35

Item 11. Compensation of Directors and Officers .......................... 36

Item 12. Options to Purchase Securities from Registrant or Subsidiaries... 37

Item 13. Interest of Management in Certain Transactions................... 37


                                     PART II

Item 14. Description of Securities to be Registered ...................... 38


                                    PART III

Item 15. Defaults Upon Senior Securities ................................. 38

Item 16. Changes in Securities and Changes in Security for
          Registered Securities........................................... 38


                                     PART IV

Item 17. Financial Statements ............................................ 38

Item 18. Financial Statements ............................................ 38

Item 19. Financial Statements and Exhibits ............................... F-1

                                     PART I

Item 1.       Description of Business

General

    The Company was incorporated in England and Wales in September 1993 as Rorycreek Limited and changed its name to Planning Sciences Holdings Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP"). In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange. On March 1, 1996 the Company was re-registered as a public limited company and changed its name to Planning Sciences International plc. Unless the context otherwise requires, references herein to the "Company" or to "Planning Sciences" are to Planning Sciences International plc and its consolidated subsidiaries.

    The Company develops, markets and supports high performance networked business intelligence software for business planning and decision making. The Company's Gentia software employs a multidimensional database and a highly flexible end user environment which empowers business managers throughout a networked enterprise to perform, report and share complex analyzes of business data. Gentia enables the enterprise-wide integration of structured and unstructured data contained in operational databases, data warehouses and external data sources and allows users to perform on-line analytical processing through a highly integrated, scaleable, networked system. Gentia users can also employ automated agents to analyze, update and monitor key business performance indicators, rapidly perform scenario analyses and distribute information to users throughout the enterprise.

Industry Background

    As the global business environment becomes increasingly competitive, organizations are responding by improving the efficiency and effectiveness of their operations. Businesses are demanding higher levels of productivity and are distributing decision making authority more evenly throughout their networked organization. In this context, effective corporate decision making is becoming more dependent upon the ability to rapidly collect, organize and analyze large amounts of data from disparate sources. Understanding and managing enterprise-wide information is crucial for making informed decisions and responding to rapidly changing business conditions.

    In order to remain competitive, many businesses are deploying powerful client/server computer systems. The proliferation of networks, high capacity mass data storage and distributed enterprise computer systems has created a flood of data which has increased dramatically in recent years. Commercial use of the Internet and Intranets has added yet another factor for corporate MIS personnel to consider when integrating disparate client/server systems, legacy applications and hardware as they seek to provide enterprise-wide solutions demanded by end users.

    The traditional relational database management system ("RDBMS"), while optimized for on-line transaction processing ("OLTP"), is inherently limited for decision support activities. Large organizations typically store data in number of disparate OLTP systems dedicated to specific functions such as finance or manufacturing. These operational databases automate transactions and generate business records which can be processed and stored electronically, such as credit card charges, airline reservations and customer shipments. Thousands of these transactions can occur every second, creating enormous volumes of important business data. Organizations have optimised OLTP systems to safely and quickly handle vast amounts of transactional data but have been unable to effectively utilize these systems for decision support. Such systems may have add-on analysis modules for particular functional areas, but are generally incapable of integrating data from throughout the enterprise, and have limited planning, analysis and reporting capabilities. In addition, OLTP systems are generally mission critical applications and could be adversely affected if system resources are utilized to process large and complex queries against the RDBMS.

    Spreadsheets are another popular approach to planning and analysis. However, spreadsheets are two-dimensional and not suitable for analyzing multidimensional views of data without the re-entry of significant amounts of data or laborious sheet-by-sheet changes. The limited ability to integrate and update spreadsheets ultimately restricts planning, analysis and reporting capabilities.

    The data warehouse has emerged as a means by which users can conduct large, complex, real-time queries of historical data, while maintaining the integrity of an organization's database. Organizations have begun to collect selected data in a central repository from disparate OLTP databases throughout the enterprise in a subject-oriented, standardized and non volatile form and made available on a read-only basis. This approach provides users throughout the organization with more efficient access to critical data in the organization's RDBMS.

    Because users are generally not familiar enough with database syntax to extract data from data warehouses without assistance from MIS personnel, database query and reporting tools have been developed to allow those users to more easily access and view contents of databases and data warehouses. However, these tools typically lack the robust calculation capabilities required to quickly perform "what-if" analyses of complex scenarios against large volumes of data. In addition, many of these tools inefficiently utilize organizations' client/server computing resources and cause degradation of network performance since large amounts of data must be delivered to the client where the processing occurs. Users are demanding more robust software for accessing and analyzing data contained in RDBMSs and data warehouses which utilize the processing power across the enterprise-wide networks.

    On-line analytical processing ("OLAP") is a proven category of software specifically designed for business planning and analysis. OLAP provides a basis for strategic and tactical decision making by allowing users to work with large volumes of historical and projected data located throughout the enterprise and to transform such data into useful information. OLAP software is designed to facilitate planning and analysis by enabling users to easily organize and view data in multiple dimensions, rapidly perform interactive scenario analyses and share data with other users, without significant utilization of MIS resources.

    While exceeding the analytical capabilities of its predecessors, the majority of OLAP software available to date has been unable to fully address the system integration and enterprise-wide decision support needs of organizations. Such software must be intuitive and easy to use, rapidly deployable across all client/server platforms, the Internet and corporate Intranets. OLAP software that can address these multiple needs enables organizations to transform data into relevant information and consequently to substantially improve their decision making processes and ability to succeed in today's competitive business environment. Planning Sciences refers to these type of systems as Business Intelligence applications.

The Planning Sciences Solution

    The Company develops, markets and supports Gentia, a network centric applications development environment which utilizes a multidimensional OLAP database for building Networked Business Intelligence applications. Gentia's broad analytical capabilities enhance the decision making ability of business managers and analysts across the enterprise. In addition, Gentia's client/server communications architecture enables real-time collaboration and data sharing in a workgroup environment regardless of physical location or computing platform used. This combination of analytical and architectural strengths allows corporations to use Gentia to address the pressures associated with increased competition, globalized business practices, and the accumulation of important data inside and outside of their organizations.

    The following are the principal characteristics of Gentia and a discussion of the relevant benefits:

Broad Business Intelligence

    Gentia enables users to answer a broad range of business questions through the seamless integration of data sources, including the Company's multidimensional OLAP database, relational databases and external information sources such as on-line news service and the Internet. These features allow for the appropriate tool to be used for each task, matching database strengths with the question being asked. The following are typical questions answered using
Gentia:

[bullet] What is happening in the organization? (Trend spotting with drill down). Gentia's multidimensional OLAP database allows users to quickly spot trends or exceptions and drill down to the specific data that are most relevant to the issue being investigated.

[bullet] What contributed most to this trend? (Relational query directly to the data warehouse). Gentia's tight integration of relational query methods with multidimensional queries allows for a more focused use of data warehouses. Instead of querying all products across all regions, for example, Gentia can focus the user on a particular product and region combination for meaningful analysis.

[bullet] Why did this exception occur? (Textual creation and navigation). Since
         Gentia has a complete text engine with hypertext navigation, the "why" questions can be answered as part of the application, linking qualitative, textual information to the quantitative data most commonly found in decision support applications.

[bullet] How should we respond to this trend or exception? (Modelling and "what-if" scenarios). Using Gentia's "what-if" modelling capabilities, the projected impact of the trend or exception can be assessed, alternative scenarios evaluated and corrective action taken or opportunities exploited.

Base of Application Development and Maintenance

    Gentia employs a unique book-chapter-page metaphor for applications development. Gentia applications known as books, contain all application components, including presentation screens, or pages, database definitions, and query logic. In addition, Gentia's object oriented development environment provides for a highly visual development process which distinguishes Gentia from other available products which rely upon traditional programming methods.

    Application developers, or authors, create pages visually by dragging objects such as reports and charts onto the page and connecting these objects to icons representing both local and distributed databases. Since development is done visually using objects, development times are often reduced and can be performed by non technical personnel. In addition, this visual development paradigm creates a self-documenting system that makes application maintenance less time consuming and less costly than in traditional programming environments.

Enterprise-wide Development and Scaleability

    Enterprise-wide development of an application is often challenged by the mix of clients, servers and communications hardware and the logistics of electronically distributing the application worldwide. The data for enterprise information systems rarely comes from one source, and the information provided by such a system is often demanded by hundreds of users at remote sites on mobile notebook computers.

    Gentia's sophisticated client/server communications architecture and broad platform support facilitate such enterprise-wide employment. Application authors, for example, can distribute books via local or wide area networks or even via the Internet simply by dragging them over icons representing remote servers. In addition, since Gentia applications can run in standalone or client/server environments on all major hardware, operating systems and graphical user interfaces ("GUIs"), users in remotes sites have the ability to use the applications immediately on their platform of choice. In addition, the distribution of applications can occur bi-directionally and can also be automated to occur on a scheduled basis or to be triggered by events such as the existence of new data or new users logging onto the system.

    As the number of users increases in an enterprise-wide deployment, applications tend to become increasingly complex. Gentia's distributed nature addresses these scaleability requirements. In Gentia, the various components of an application can be partitioned efficiently for multiple clients or servers, thus enabling systems managers to optimally configure the applications for network and processing considerations. As a result, Gentia can be deployed across a heterogeneous mix of client/server platforms.

    As web and browser technology gains market acceptance as the main method of delivering Decision Support information for the millennium, a key issue facing IT departments is "how do I move my client/server applications to thin client and network centric technology". A unique feature of Gentia is the ability to run an application in a standard browser or from the new emerging breed of Networked Computers ("NCs") without the requirement for any modifications to an application. Gentia WebSuite, a new option added to the Company's product portfolio in the first quarter of 1997, removes the fear and workload of developing and deploying applications in a networked world.

Automated Data Mining and Alerting

    Gentia is designed to manage the increasingly large amounts of data available in most organizations. In most decision support systems, users are required to initiate queries to receive answers to their business questions. Under these decision support systems, users must know not only the question to ask, but also the time to ask it.

    Gentia provides facilities which can automate many of the tasks associated with decision support and business analysis. Users can create objects called agents, or "personal assistants", which search large volumes of both text and numeric data and advise them on trends, exceptions, or continuations of events. Agents can be programmed to run while a user is building new systems or performing other tasks, thus greatly enhancing user productivity and effectiveness.


Business Strategy

    The Company's objective is to maximize its customers' competitive advantage by providing business intelligence solutions that can be developed rapidly, changed dynamically, expanded easily and distributed widely. Key elements of the Company's strategy include the following:

    Focus on Networked Business Intelligence Solutions. The Company seeks to differentiate its products and services by providing customers with a comprehensive software environment for developing, deploying, using and maintaining enterprise-wide decision support applications. Gentia is able to integrate data from multiple sources, including its multidimensional OLAP database, relational databases and external information sources such as on-line news services. Its highly scaleable, secure, multi-platform environment enables users to collect, analyze and disseminate critical information within departments as well as across the entire enterprise.

    Maintain and Enhance Global Presence. The Company markets Gentia through its direct sales force in the United States, the United Kingdom, Australia, South Africa, Belgium and the Netherlands, and through distributors, value added resellers ("VARs") and strategic partners in Europe, North America, Australia, Asia, South America and Africa. The Company is further expanding its worldwide direct sales force, particularly in the United States. The Company is aggressively seeking to establish additional indirect sales relationships in its current markets, and in new markets, including Asia. In addition, the Company continues to develop strategic relationships with partners who have established customer relationships in targeted vertical or geographic markets.

    Expand Gentia Usage within Customer Base. The Company currently has over 325 customers. Customers are typically large international organizations which currently use Gentia in one or more divisions. The Company intends to increase the revenues generated from this existing customer base by increasing the number of users within customer organizations and by providing its customers with new products, product enhancements and consulting services. The networked enterprise-wide scaleability of Gentia allows the Company to meet its customers' evolving needs for decision support applications, including the expansion of Gentia into other divisions or across entire organizations.

    Continue Product Innovation. The Company's use of object oriented programming techniques provides Gentia with a unique and highly flexible architecture that facilitates ongoing product innovation. In 1996, the Company released Gentia 3.0 which featured a multidimensional OLAP database designed to be scaleable in gigabytes. This ability to intelligently handle data volumes represented a breakthrough in the OLAP marketplace. In the first half of 1997, the Company released Gentia 3.1 incorporating Gentia WebSuite. The WebSuite option now extends Gentia's cross platform deployment and renders publishing applications to the Worldwide Web to a more trivial task. This breakthrough removes the need for an enterprise to potentially have to develop reporting applications twice, once for client/server deployment and once for the Worldwide Web. Gentia WebSuite's integration with the Worldwide Web and emerging Java technology, resulted in Sun Microsystems (the leading hardware suppliers of Web servers and authors of the Java language) selecting Gentia as one of their strategic platforms for deploying Intranet applications.

    Leverage Customers' Investments in Information Systems. The Company designed Gentia to be platform-independent, able to operate across a heterogeneous mix of client and server platforms without modification, and able to adapt to the native GUI of the client operating system. Gentia is also designed to integrate data from the customers' existing information systems, including relational databases, legacy repositories and data warehouses. These hardware and software compatibilities allow customers to leverage their existing investments in information systems, extend the usefulness of existing software and historical data, enable rapid deployment of Gentia and reduce system downtime.

    Deliver Superior Customer Services and Support. The Company further differentiates its product by providing a high level of customer services, including product training, application design, system implementation and ongoing account management. The Company's strategy is to deliver services and support which enable its customers to quickly and cost-effectively implement and maintain decision support applications. The Company draws upon over a decade of experience in implementing decision support applications to provide superior service and support.

Gentia Software

    The Company's principal product Gentia, is an applications development environment for building Networked Business Intelligence applications. Core product revenues are supplemented by sales of additional license options including Gentia WebSuite and Gentia Applications Programming Interface. The Company licenses Gentia to its customers on a client, server and connected user basis. Pricing for an initial Gentia server is $50,000 with a $400 per user additional cost, plus between $2,750 and $5,000 for each user connected to a Gentia server. For the year ended December 31, 1996, the average software license fee for a typical Gentia installation was approximately $105,000. Gentia is an integrated product encompassing the following core enabling technologies and application components.

Enabling Technologies

    Two unique aspects of Gentia's architecture enable it to address the enterprise-wide integration needs of today's business decision-makers.

    Networked Architecture. Gentia is designed to enable applications to be developed and deployed across a heterogeneous mix of clients and server platforms, without recompilation of code or other modifications. Gentia applications are stored in a platform-independent format but exploit the native GUI and other features of the client operating system. Because all of Gentia's client and server versions share the same source code, new versions of Gentia are released simultaneously on all client and server platforms listed below.

                     CLIENTS                                   SERVERS

                     Windows 3.1                               Windows NT
                     Windows NT                                Novell
                     Windows 95                                OS/2
                     Macintosh                                 HP-UX
                     X-Windows                                 IBM AIX
                     OS/2                                      Sun
                     Sun                                       UNIXWARE
                     Unixware                                  Pyramid
                     HPIX                                      NEXT
                     NEXT

                     "THIN" BROWSER CLIENTS
                     Netscape Navigator
                     Microsoft Internet Explorer
                     Sun HotJava Browser

    Agency System. Communications across all client and server platforms running in a local or wide area network environment are facilitated by Gentia's Agency System, which forms the backbone of the Gentia networked architecture. Because the Agency System considers clients and servers to be peers, applications can be deployed in any fashion ranging from standalone clients to multiple distributed servers. Applications are easily distributed to end users by dragging books over icons representing remote servers. As applications grow or become more complex, scaleability can be accomplished by partitioning the components of an application across multiple servers, resulting in a more efficient use of computer resources. In addition, Gentia's multi-threaded agency architecture allows system managers to centrally control security of distributed applications throughout the enterprise.

Gentia Application Components

    Gentia consists of eight primary components: Graphical Development Environment, GentiaDB, Gentia Object Store, Agents, Text InfoBase, Gentia WebSuite, Applications Programming Interface and Systems Management Facilities.

      Graphical Development Environment. The Graphical Development Environment allows users to rapidly build applications using the graphical user interface of their choice for deployment across the networked enterprise. This entirely visual development environment is made up of the following components: The builder palette contains all of the page objects, such as reports, charts, buttons and bitmaps that the user will see in the application. These objects are dragged onto the page, positioned, and sized according to user preferences. The connector palette provides data access and transformation objects which perform tasks such as filtering, sorting and drill down. The object inspector allows point and click modification of page objects and connector attributes, such as size, color and visibility. The connections mapper allows visual design of data flows for the application. Reports and charts on the page are populated from data sources simply by drawing lines to connect these objects.

    Gentia DB. GentiaDB is a high-performance, high volume multidimensional OLAP database which provides rapid response times to complex business analysis queries. GentiaDB organizes data such as products, locations, and sales channels into a business model metadata dictionary, from which dimensions can be selected to build subject orientated models. Added to the source data are business rules that perform analytical tasks such as cost allocations, hierarchical subtotalling, or the calculation of key ratios. GentiaDB can either reside on a server for multi-user access or on a standalone client machine for remote or mobile processing. Gentia development language allows for scripting of enhanced applications with highly defined scenarios and programs to clean, transform and map data.

    Gentia Object Store. The Gentia Object Store is a repository distributed across clients and servers where Gentia's application components such as pages, database, definitions, agents and SQL Query scripts are physically stored. The Gentia Object Store comes with over 300 prebuilt and tested objects, ranging from simple bitmaps to prebuilt application components.

    Agents. Agents are productivity-enhancing objects which act as "personal assistants" to automate tasks such as data mining, alerting end users to exceptions, trends or patterns, and many systems management functions such as data loading and application replication. Agents enable users to set up continuous searching of multiple database to screen both text and numerical data and advise on trends, exceptions, or events. Agents can run on either a scheduled or triggered basis, and dependencies between Agents can create a "ripple effect" of agent processing. Agents on one server can trigger the execution of agents on another server or client machine by communicating through the Agency System.

    Text InfoBase. Gentia's Text InfoBase is a repository of unstructured textual data drawn from sources such as the Internet, third party electronic news feeds, or Lotus Notes, that can provide explanations for exceptions or trends found in the GADB or data warehouse. This database is built by Agents that can detect the availability of new text from external sources and perform extremely rapid searches through large amounts of textual data. The Text InfoBase is fully integrated into the Gentia environment and utilizes neutral network technology which enables simple text string searches as well as more complex concept-based searches.

    Gentia WebSuite Option. The Gentia WebSuite option, which is separately chargeable, allows customers to deploy applications over the web, without the need for multiple application development. Pages which have been developed in Gentia incorporating Tables and Charts can get automatically converted to dynamic HTML tables and Java applets for running unmodified within a web browser. This not only eliminates effort in trying to redesign or rebuild applications for the web, it also guarantees reliability and quality as the Java applets automatically generated are proven and tested by Planning Sciences.

    Applications Programming Interface (API). The Gentia API allows third parties and customers to develop applications in leading development tools such as Microsoft's Visual Basic, Borland's Delphi and Sybase's PowerBuilder which can totally incorporate data and functionality from the GentiaDB OLAP database. As a leading member of the OLAP Council, Planning Sciences were the first vendor to implement the Open API standard, designed to increase interpretability between different vendor's products. Planning Sciences plans to develop its own API applications in 1997 including an Excel spreadsheet Addin and a Visual Basic data input system for simple budgeting and forecasting.

    Systems Management Facilities. The warehouse manager facility uses drag and drop icons to create workgroups, books and applications security. The warehouse manager allows the system administrator to define users and their read-write access level, assign defined users to one or more work groups and provide for secure user access to the appropriate books and chapters contained in the Gentia application. The book manager provides the interface to the Gentia Object Store and allows visual creation and distribution of application components (pages, text and databases) in application books across the enterprise.

Customers

    The Company sells its products to a variety of businesses, governments and other organizations worldwide. As of December 31, 1996 the Company had over 325 active customers across a broad range of industries in over 20 countries, including the United States, the United Kingdom, Australia, Belgium, Canada, Finland, France, Germany, Hong Kong, Israel, Mexico, the Netherlands, Portugal, South Africa, Spain and Switzerland. The following is a representative list of the Company's customers with active licenses or contracts as of December 31, 1996:





Technology

AirTouch Cellular
AT&T
BAAN Development BV
BellSouth Telecommunications, Inc
Bull Information Systems Ltd
Ceridian Corporation
Colt Telecommunications
Computing Devices International
ICL plc
Hewlett Packard
McDonnell Information Systems Group
Motorola Inc.
Oki Europe Ltd
Sprint United Management Co
Sun Microsystems Inc
Texas Instruments Inc

Media and Entertainment

British Sky Broadcasting Ltd.
CentreParcs
The News International Group plc

Retail

Alcampo SA
Allders Department Stores Ltd
Alpha Airports Group plc
Diamond Shamrock Co
Do-It-All Ltd
Karstadt AG
Metro Cash and Carry Ltd
Sainsbury Homebase Ltd
Sears Retail Services Ltd
Specsavers Optical Group Ltd
T&S Stores plc
The Boots Co plc

Food and Beverage

Cadbury Distillers & Vintners (Pty) Ltd
Campbell Soup Co Ltd
Celestial Seasonings Inc
General Biscuits
Gilbeys
Highland Distilleries Co plc
McDonald's Restaurants Ltd
Tip Top Bakeries
Tri Valley Growers
R.Twining & Co. Ltd
Whitbread plc
Young & Co's Brewery plc





Manufacturing

Alcoa Building Products
Babcock Rosyth Defence Ltd
Beazer Homes USA Inc
Boeing Information Systems Services
Coats Viyella plc
Continental Tyres
Eastman Chemical
Ford Motor Co. of Australia Ltd
Gallaher Ltd
Kvaerner John Brown Systems Ltd
McDonnell Douglas
SCA Molnlycke AB
Outokumpu Copper Products Oy
Raychem Corporation
Sanyo Australia (Pty) Ltd
Schlumberger Industries SA
SLA Molnlycke AB
Tetra Park International SA
Thomas Industries Inc
Volvo Data AB
Volkswagon AG
WD & HO Wills Holdings Ltd

Transportation

ANWB BV
BAA plc
El Al Israeli Airlines
Singapore MRT
South African Airways
Stena Data AB

Banking and Finance

ABSA Bank Ltd
ANZ Banking Group Ltd
BACS Ltd
Barclays Bank plc
FGH Bank NV
Fortis Nederland BV
Interpay Nederland BV
Lloyds TSB Group plc
M&G Ltd
National Westminster Bank plc
NCM (UK) Holdings Ltd
Standard Chartered Bank
VSB Group NV

Mortgage Lenders

Abv Building Society
Halifax Building Society
Nationwide Building Society
Norwich and Peterborough Building Society
West Bromwich Building Society
Yorkshire Building Society

Insurance Companies

Cologne Reinsurance
Guardian Insurance Ltd
GIO Australia Ltd
QBE Insurance
Royal and Sun Alliance plc
Scottish Amicable Assurance Society
Sun Life Assurance of Canada
Swiss Reinsurance
Zurich Australia Insurance Ltd

Government

Birmingham City Council
Botswana Police
City of Helsinki
Dutch Post Office
Government of Israel
Helsinki Police Department
Israeli Army (Manpower)
Johannesburg City Council
Kingston Upon Hull City Council
Northwest Provincial Government
     (S.Africa)
Port of Singapore Authority
Royal Australian Air Force
Sheffield City Council
South Lanarkshire County Council
Thames Valley Police
United States Department of Energy
West Mercia Constabulary
Wright Paterson Air Force Base

Health and Pharmaceuticals

Chase Farm Hospitals NHS Trust
Massachusetts General Hospital
McKesson Corporation
Medtronics Inc
National Blood Service
North Essex Health Authority
Parkside Health NHS Trust
Roche
Scott Bader Company Ltd
Siemens Nixdorf Information Systems
Smith & Newphew Ltd
St.Josephs Hospital

Energy

American Electric Power
Ashland Petroleum Co.
Endifor Sistemas Informaticos SA
Espoo SahKo Oy
Israeli Electricity Company
Petroleos Mexicana (PEMEX)
Public Service Company of Colorada


    No single customer accounted for more than 10% of the Company's revenues during the fiscal years ended December 31, 1996 and March 31, 1995, and one customer constituted approximately 15% of the Company's revenues during the nine-month period ended December 31, 1995.

Sales and Marketing

    The Company markets Gentia software and services in the United States, the United Kingdom, South Africa, Australia and Europe through its direct sales organization and markets Gentia worldwide through distributors, strategic partners, VARs and original equipment manufacturers ("OEMs"). To date, the Company's revenues have primarily been derived from its direct sales force. The Company intends to place greater emphasis on expanding its indirect distribution channels.

    The direct sales process involves the generation of sales leads through direct mail, seminars, exhibition, trade shows and telemarketing. The sales cycle varies from customer to customer and generally requires from two to six months. In addition to a base salary, the Company's sales representatives are compensated on a commission basis which is based upon quarterly and annual quotas. The direct sales force is responsible for local partner support, joint sales efforts and resolution of channel conflict. The direct sales force is compensated for sales made through indirect channel partners as well as direct sales to ensure appropriate co-operation with the Company's OEMs and VARs.

    The following table sets forth for each of the periods shown below the percentage of the Company's total revenues represented by each of the principal geographical areas served by the Company.


                                                                Nine Months
                                               Year Ended          Ended          Year Ended
                                              December 31,      December 31,       March 31,
                                            ----------------- ----------------- ----------------
                                                  1996              1995             1995
                                            ----------------- ----------------- ----------------

United Kingdom .........................           34%               44%              48%
North America ..........................           40                39               32
Australia ..............................            6                 5                4
Rest of World ..........................           20                12               16

                                            ----------------- ----------------- ----------------
        Total ..........................          100%              100%             100%
                                            ================= ================= ================

    The Company believes that in order to increase sales opportunities and profitability, it will be required to expand its international operations, particularly in the United States and the Pacific Rim. The Company has committed and continues to commit significant time and financial resources to developing international sales and marketing channels. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for Gentia. To the extent that the Company is unable to do so in a timely manner, the Company's international sales growth will be limited, and the Company's business operating results and financial condition would be materially adversely affected.

    The Company's sales and marketing organization consisted of 64 employees as of December 31, 1996. The sales staff is based at the Company's joint global headquarters in Boston, USA, and London, England, as well as in the metropolitan areas of Atlanta, Denver, Michigan, New Jersey, New York, and San Francisco in the United States, Sydney in Australia, Johannesburg in South Africa, Antwerp in Belgium, and Hertoganbosch and Woerden in the Netherlands.

    The Company's business in Europe (excluding the United Kingdom) is conducted through Planning Sciences International B.V., a Netherlands corporation ("BV"), which was a joint venture in which the Company held a 90% interest and Milestone Holding B.V. ("MILESTONE") owned a 10% interest. In July 1996, the Company acquired the remaining 10% of BV it did not already own.

    The Company has directly, or through its subsidiaries, entered into agreements with certain third parties whereby such parties, either on an exclusive or non-exclusive basis, function as distributors for Gentia. Certain of these agreements are terminable after an initial term of two years upon payment by the Company of sums to the distributors calculated on a formula basis. Notwithstanding the foregoing, certain of these agreements are subject to earlier termination by the Company without payment if the distributors fail to meet performance quotas.

Customer Service and Support

    The Company offers a complete range of specialized consulting and customer support services to assist its customers in using Gentia effectively. These services include business process consulting, implementation planning, education and training, technical support and ongoing software maintenance. The Company believes its consulting services allows its customers to deploy Gentia quickly and efficiently. By helping customers achieve a more rapid rate of return on investment, the Company fosters a strong relationship with its customers. The Company believes that providing a high level of customer support is essential to the successful marketing and sale of Gentia.

    The principal purpose of the Company's consulting services is to facilitate the optimal use of the Gentia software solution by its clients. As of December 31, 1996, the consulting services group consisted of 48 professionals. Classes and training programs, as well as consulting services, are available at customer sites, local sales offices and the Company headquarters. Consulting services are charged on an hourly or per diem basis and billed monthly.

    The Company's customer support group provides Gentia clients with telephone and on-line technical support as well as product enhancements, updates and new releases. Telephone hotline support is complemented by a formal escalation process within the Company. Maintenance and support contracts, which are typically for twelve months, are established as a fixed percentage of the software licence list price and are invoiced to customers on an annual basis. In general, customers who maintain service contacts are entitled to receive enhancements or upgrades of Gentia at no additional cost.

Product  Development

    The Company believes that its future success will depend in large parts on its ability to maintain and enhance its client/server decision support systems technology and develop new products that meet an expanding range of customer requirements. The Company's research and development organization is divided into teams consisting of development engineers, quality assurance engineers, contract technical writers, product support specialists and product managers. The research and development organization uses a phase-oriented development process, including formal documentation, inspections and quality control. The process includes constant monitoring of quality, schedule, functionality, costs and customer satisfaction. The market addressed by the Company is sensitive to product quality and therefore the process is aimed at continuous improvement of Gentia. The product definition is based upon a consolidation and prioritization of the requirements from existing customers, from technical support and from marketing.

    The object oriented design of Gentia allows rapid new product development based upon a high level of code reuse. The resulting development productivity allows the Company to plan the release of several new products during 1997. Gentia version 3.1 which includes Gentia WebSuite, facilitates the seamless deployment of Decision Support applications over the Worldwide Web. Gentia Open API facilitates the integration of corporate applications developed in a third party programming tool with the data and functionality of GentiaDB. Gentia Excel Addin potentially allows users to access gigabytes of information held within a GentiaDB application from the desktop spreadsheet they are familiar with. Ongoing research projects include advanced data compression techniques and neural networks for intelligent data mining of OLAP and relational databases.

    As of December 31, 1996, the Company's research and development organization of 48 full-time employees consisted of fourteen development engineers, four quality assurance engineers, two product managers and twenty-eight technical support personnel. The Company's total research and development expense was approximately $3,185,000 for the year ended December 31, 1996 and $1,663,000 for the year ended December 31, 1995. The Company anticipates that it will continue to commit substantial resources to product development in the future. To date, the Company's development efforts have not resulted in any capitalized software development cost.

Competition

    The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The Company's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from multidimensional database and analysis vendors such as Oracle Corporation (through its acquisition of IRI Express) and Arbor Software, Inc., to vendors of financial and budgeting software and special purpose tools such as Comshare Incorporated, The Dun & Bradstreet Corporation (through its acquisition of Pilot Software), Information Advantage, Inc. and MicroStrategy, Inc.

    The Company competes on the basis of various factors, including product quality, product performance, ease of use, customer support and cost/benefit considerations. The Company believes it competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so successfully would have a material adverse affect upon the Company's business, operating results and financial condition.

Proprietary Rights

    The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    The Company has entered into source code escrow agreements with a limited number of its customers. Such agreements provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business, or if the Company fails to meet its contractual obligations.

    The Company licenses one software program from a third party and incorporates it into Gentia. This license is a non-exclusive worldwide license and provides use of the software for a fixed license fee. The Company believes that the inclusion of third party software programs and tools in its products reduces product development risk and time to market. The only software embedded in Gentia is Intersolv Inc.'s Data Direct interface and ODBC drivers.

    The Company's name together with its logo is registered as a trademark in the United Kingdom, the United States and a number of other countries. For a discussion of other matters relating to proprietary rights, see Item 3 "Legal Proceedings"

Employees

    As of December 31, 1996, the Company had a total of 186 employees, including 48 in research and development, 64 in sales and marketing, 48 in customer consulting and support services, 19 in finance and administration and 7 in senior management. Of these employees, 112 were located in the United Kingdom, 43 were located in the United States, 10 in Australia, 11 in Europe, 9 in South Africa and 1 in Hong Kong. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company believes its relationship with its employees to be good.

    The Company's business, operating results and financial condition depends to a significant extent upon a number of key management and technical personnel, including Paul Rolph, its Chief Executive Officer, Anthony Fox, its Chief Financial Officer, and Timothy Jones, Development Director, and the loss of any could adversely affect the Company's business operating results and financial condition. In addition, the Company believes that its future success will also depend in a large part in its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

Business Factors

This Report contains certain forward-looking statements about the Company's future business, financial condition and operations. Actual results may differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially and should be carefully considered are the following:.

    Limited History of the Gentia Product; Future Operating Results Uncertain. Prior to the fiscal year ended March 31, 1994, the Company was engaged primarily in the development and marketing of PC-based departmental decision support software and experienced fluctuations in revenues and profitability. Since the introduction of the initial version of its Gentia software beginning in October 1993, the Company has shown annual growth in revenues and net income. However, there can be no assurance that the revenue growth and increases in net income experienced by the Company during this limited period of profitability will be sustained in the future.

    The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels are below expectations, net income is likely to be disproportionately affected. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. In addition, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Ordinary Shares and ADSs would likely be materially adversely affected. See Item 8 - "Selected Consolidated Financial Data" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for the Company's Gentia software, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of Gentia on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to Gentia or new products or enhancements to products of its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among others.

    In addition, the operating results of many software companies reflect seasonal trends, and the Company's business, operating results and financial condition have in the past and may in the future be affected by such trends. Gentia orders are typically shipped shortly after receipt, and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenues. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because of the relatively large dollar size of some of the Company's software licenses, any delay in the closing of such a transaction could have a significant impact on the Company's operating results for a particular period.

    Due to all the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Quarterly revenues are also difficult to forecast because the Company's sales cycle, from initial evaluation to license and maintenance and support purchases, varies substantially from customer to customer. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. See Item 8 - "Selected Consolidated Financial Data" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Competition. The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The Company's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from multidimensional database and analysis vendors, vendors of financial and budgeting software and special purpose tools. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Also, certain current and potential competitors have greater name recognition or more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. The Company expects additional competition as other established and emerging companies enter the market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Such competition could materially adversely affect the Company's ability to obtain new contracts and maintenance and support renewals for existing contracts on terms favorable to the Company. Furthermore, competitive pressures could require the Company to reduce the price of Gentia, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business
- Competition."

    Product Concentration; Dependence upon the Emerging Market for Multidimensional Database Software for On-line Analytical Processing. Since October 1993, substantially all of the Company's revenues have been derived from licenses for Gentia and related services. The Company currently expects that Gentia-related revenues, including maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for 1997 and for the foreseeable future thereafter. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and enhancements thereto. A decline in demand for, or market acceptance of, Gentia as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

    Although demand for Gentia has grown in recent years, the market for multidimensional database software for on-line analytical processing and data warehousing is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will adopt Gentia. The Company has spent, and intends to continue to spend, considerable resources educating potential customers about Gentia and its functions and on-line analytical processing and data warehousing generally. However, there can be no assurance that such expenditures will enable Gentia to achieve any additional degree of market acceptance, and if the market for Gentia fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. Historically, the software industry has experienced significant periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions during which management information systems ("MIS") budgets often decrease. As a result, the Company's business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of general economic conditions in the software industry. See Item 1 - " Description of Business - Industry Background, - Gentia Software, - Customers, and - Sales and Marketing" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Dependence on Key Personnel. The Company's business, operating results and financial condition are significantly dependent upon the continued service of its senior executive management. See Item 10 - "Directors and Officers of Registrant." While certain employees are bound by proprietary rights agreements, none of the Company's employees, other than Charles J. Palmer, are bound by a long-term employment or non-competition agreement. The Company does not maintain key man life insurance on any employee. The Company's business, operating results and financial condition also are significantly dependent upon the Company's ability to attract and retain qualified managerial, sales and technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key managerial , sales and technical employees or that it will be able to attract, assimilate or retain such highly qualified managerial, technical or sales personnel as may be required in the future. If the Company is unable to retain its key managerial, sales and technical personnel, or attract, assimilate and retain additional qualified personnel, particularly those in key positions, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and could have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Sales and Marketing, and - Employees" and Item 10 - "Directors and Officers of Registrant."

    Risks Associated with New Versions and New Products; Rapid Technological Change. The software industry, especially the market in which the Company competes, is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The life cycle of versions of Gentia is difficult to estimate. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to Gentia on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. There can be no assurance that the Company will be successful in developing and marketing enhancements to Gentia that respond to technological changes, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. The Company has in the past experienced minor delays in the release dates of enhancements to Gentia. If release dates of any future enhancements are delayed or if they fail to achieve market acceptance when released, the Company's business, operating results and financial condition may be materially adversely affected. There can be no assurance that the introduction or announcement of new product offerings by the Company or the Company's competitors will not cause customers to defer or forego purchases of current versions of Gentia, which could have a material adverse effect on the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Industry Background, - Gentia Software, - Customers, Sales and Marketing and - Research and Development" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Risk of Software Defects. Software products as internally complex as Gentia frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing, the Company has in the past released versions of Gentia with defects and software errors. Although the Company has not experienced material adverse effects resulting from any such defects and errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in new versions or enhancements after commencements of commercial shipments, which could result in a loss of revenues or delay in market acceptance and have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Gentia Software, and - Research and Development."

    Risks Associated with International Operations. A significant amount of the Company's revenues are derived from countries other than the United States. See
Item 1 - "Description of Business - Sales and Marketing" and Note 11 of Notes to Consolidated Financial Statements. International sales are subject to inherent risks, including the impact of possible recessionary environments in global economies including the United States, costs of localizing products for foreign countries, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. Although the Company has committed and continues to commit significant time and financial resources to developing international sales and support channels, there can be no assurance that the Company will be able to sustain or increase revenues from international licenses of Gentia and maintenance, support and other contracts, or that the foregoing factors will not have a material adverse effect on the Company's future revenues and, consequently, on the Company's business, operating results and financial condition. The Company's direct international sales are currently denominated in United States dollars, English pounds sterling, or Australian dollars and the Company does not currently engage in hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from direct international sales and thus the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain or increase international market demand for Gentia. To the extent that the Company is unable to do so in a timely manner, the Company's international sales growth will be limited, and the Company's business operating results and financial condition would be materially adversely affected. See Item 1 - "Description of Business - Customers, and - Sales and Marketing" and Item 9
- "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Currency Fluctuations. While a significant portion of the Company's business is international in nature, the majority of the Company's sales are transacted and expenses are incurred in pounds sterling, the Company's functional currency. The Company's financial statements are prepared in U.S. dollars, and therefore fluctuations in exchange rates in the pound and other currencies in which the Company does business relative to the U.S. dollar may cause fluctuations in reported financial information which are not necessarily related to the Company's operations. See Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements.

    Need to Expand Operations in the United States. The Company believes that in order to increase sales opportunities and profitability, it will be required to continue to expand its operations in the United States. The Company has committed and continues to commit significant time and financial resources to developing sales and support channels in the United States which will require significant management attention and financial resources. There can be no assurance, however, that the Company will be able to maintain or increase demand for Gentia in the United States. To the extent that the Company is unable to do so in a timely manner, the Company's sales in the United States will be limited, and the Company's business, operating results and financial condition may be materially adversely affected. See Item 1 - "Description of Business - Customers, and - Sales and Marketing" and Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Need to Manage Growth. The Company has recently experienced a period of significant growth. In support of future anticipated growth, the Company will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its work force. There can be no assurance that the Company will be able to do so effectively, and failure to do so when necessary would have a material adverse effect upon the Company's business, operating results and financial condition. See Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Proprietary Rights and Risks of Infringement. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws of the United States and the foreign countries in which the Company make sales, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, a substantial portion of the Company's sales now occur in countries outside of the United States, and the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the

Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in Gentia to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated which would materially adversely affect the Company's business, operating results and financial condition. See Item 3 - "Legal Proceedings."

    Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or ordinances enacted in the future or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of Gentia by the Company may entail the risk of such claims. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business Proprietary Rights."

     Control by Principal Shareholders, Officers and Directors. The present directors, executive officers and principal shareholders of the Company and their affiliates beneficially own approximately 56% of the outstanding Ordinary Shares as at December 31, 1996, and assuming all existing outstanding options are exercized, all present directors, executive officers and principal shareholders would beneficially own approximately 50% of the outstanding Ordinary Shares. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See Item 4 - "Control of Registrant."

    Differences in Shareholders' Rights Between U.S. and English Corporations. The Company is incorporated under the laws of England and Wales. The rights of holders of Ordinary Shares and, therefore, certain of the rights of ADS holders, are governed by English law, including the Companies Act 1985, as amended (the "Companies Act"), and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. In particular, and without limiting the generality of the foregoing, the Companies Act provides for preemptive rights on the allotment of equity securities (including Ordinary Shares) in certain cases (to the extent not disapplied by shareholder vote or by the Articles of Association). The Companies Act also makes it possible, in certain circumstances, for meetings of shareholders of the Company to transact business with the affirmative vote of a lesser number of shares than would be the case in a typical U.S. corporation.

     Shares Eligible for Future Sale. Sales of substantial amounts of Ordinary Shares or ADSs in the public or private market could adversely affect the market price of the ADSs. Approximately 5,049,167 Ordinary Shares are freely transferable and tradeable in the United States public market. Of such Ordinary shares, approximately 4,965,300 Ordinary Shares held by "Affiliates" of the Company (as defined in the "Securities Act"), are subject to certain restrictions on resale in the United States only (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from the registration requirements of the Securities Act, including Rule 144 under the Securities Act (which permits resales in the United States subject to certain limitations, including volume limitations).

    Anti-takeover Provisions. Certain provisions of the Company's Articles of Association may have the effect of restricting the possibility of a change in control of the Company. The Company's directors have staggered terms of office; one third of the directors is elected annually. Moreover, nominations by shareholders for election of directors must be made in writing not less than 10 nor more than 35 days prior to the annual general meeting of shareholders. A director may be removed by ordinary resolution of the shareholders but only if notice of such resolution is given to the Company at least 28 days before the meeting at which the resolution is to be moved. Any of these provisions may make it difficult for the Company's shareholders to replace the Board of Directors. In addition, the Company's Articles of Association prohibit the transfer of shares which would result in the accumulation of a stake of 20% or more of the voting rights in the Company without either a 75% shareholders' resolution or the proposed transferee making an offer to purchase the equity share capital of the Company. The London City Code on Takeovers and Mergers also requires a general offer for all the equity and voting non-equity share capital of the Company to be made in certain circumstances, including on the acquisition by any person or persons acting in concert of shares which (together with shares already held by them) carry 30% or more of the voting rights of the Company.

    The Company's Board of Directors has the authority to issue up to 2,000,000 Preference Shares and to determine the price, rights, conversion ratios, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Ordinary Shares and ADSs will be subject to and may be adversely affected by, the rights of the holders of the Preference Shares. Any issuance of Preference Shares, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it difficult for a third party to acquire a majority of the outstanding voting shares of the Company and as a result, the issuance thereof could have a material adverse effect on the market value of the ADSs.

    No dividends. The Company does not anticipate paying any cash dividends in the foreseeable future. See Item 8 - "Selected Financial Data."

Item 2.       Description of Property

    The Company's administrative, sales and marketing facilities occupy approximately 9,000 square feet in Boston, USA and approximately 11,300 square feet in London, England pursuant to leases which expire in July 1998, July 1999 and July 2000. In addition, the Company leases research and development facilities in Ipswich, England and Glasgow, Scotland and has offices in the metropolitan areas of Atlanta, Boston, Denver and San Francisco in the United States, Sydney in Australia, Johannesburg in South Africa, the Netherlands, Belgium, Hong Kong, Guernsey and Germany. The Company believes that its existing facilities are sufficient for its current needs but anticipates that it will need to seek additional space before the end of 1997. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3.       Legal Proceedings

    The Company is not aware that it is infringing any proprietary rights of third parties. On February 21, 1996, Intel and the Company entered into an agreement pursuant to which the Company ceased to use the "Gentium" name. Since June 30, 1996 the Company has adopted the name "Gentia" in lieu thereof. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to the Company's use of the Gentia name or the Company's other trademarks or products or variations or enhancements thereto. In April, 1996 the Company received a letter from counsel to Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor Patent"). The Company has investigated Arbor's patent as it relates to Gentia. The Company believes, based on advice of its patent counsels, Wolf, Greenfield & Sacks, P.C., and on information as it currently exists, that it has meritorious defences to Arbor's claim of infringement. After receipt of Arbor's letter, in April 1996, the Company filed a declaratory judgement action in the United States District Court for the District of Massachusetts asserting both that Gentia does not infringe certain claims of the Arbor Patent and that other claims of the Arbor Patent are invalid. Subsequent to the Company's filing, Arbor filed a complaint against the Company in the United States District Court for the Northern District of California asserting that the Company infringes the Arbor Patent. The Company intends to assert its position vigorously and has recently appointed Arnold White and Durkee PC to assist in its defence. However, there can be no assurance that the Company will prevail in this litigation and the Company could be required to design around the Arbor claim and/or enter into a licence agreement, if available, with Arbor. The Company's patent counsel has advised the Company that Gentia version 3.1 incorporates a new multi-dimensional database, which will not infringe the Arbor Patent. Prolonged litigation regarding Arbor's claim could involve significant additional expenses attendant to such litigation and/or redesign or a licence agreement and there can be no assurance that this matter would not result in substantial cost and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results and financial condition. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry grows and the functionality of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available or, if available, may not be on terms acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to licence the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.

Item 4.       Control of Registrant

    To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of the Ordinary Shares of the Company, nominal value (pound)0.15 per share ("Ordinary Shares") by (a) any person known to the Company to be the owner of more than ten percent of the Ordinary Shares, as of March 31, 1997 and (b) all officers and directors of the Company as a group.

              Identity of Person or Group                         Amount Owned (i)       Percent of Class (ii)
              ---------------------------                         ----------------       ---------------------

              R Alan Wallman (iii) ............................          3,410,775                       37.9%
              Lucas Holdings Limited (iv) .....................          1,107,800                       12.3%
              All directors and officers as a group
                                  (6 persons) (iv) (v) ........          3,930,833                       43.7%

---------------
(i) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the Securities and Exchange Commission which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.
(ii) Based on 8,999,167 Ordinary Shares outstanding as of December 31, 1996.
(iii) Mr. Wallman is founder and a Director of the Company. See Item 10 - "Directors and Officers of Registrant".
(iv) Lucas Holdings Limited ("Lucas") is a special purpose investment vehicle controlled and managed by its sole director, Thornpool Limited ("Thornpool"), which has sole voting power and sole investment power over the 1,107,800 Ordinary Shares of the Company owned by Lucas. The Company has been informed that the shares of the Company owned by Lucas are held for the benefit of eight to ten passive investors based in Hong Kong, none of which are citizens or residents of the United States. No one investor owns more than a 25% interest in those shares. Because of a confidentiality agreement with its investors, Lucas is unable to disclose the identify of those investors. Thornpool is controlled by Mr. Bruce W. Dunlop (a certified public accountant with the Nelson Wheeler accounting firm in Hong Kong) who manages the investment for Lucas. Neither Mr. Dunlop, Thornpool, Lucas, nor any of their owners or investors has any affiliation with the Company or any of its officers, directors or principal stockholders, except for the relationship with Mr. Anthony K. Fox. See Item 13 - "Interest of Management in Certain Transactions".
(v) Officers and directors also held options to acquire 972,334 Ordinary Shares, which amount is not reflected in this table. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

    The Bank of New York, which currently serves as Depositary ("the Depositary") with respect to the American Depositary Shares ("ADSs"), each representing one Ordinary Share, was the record owner, as of December 31, 1996, of 3,950,000 Ordinary Shares, representing 43.9% of the Ordinary Shares.

    The Company is not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control of the Company.


Item 5.       Nature of Trading Market

    The ADSs are quoted on the Nasdaq National Market under the symbol "PLNSY". Neither the ADSs nor the Ordinary Shares are listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the Nasdaq National Market since the Company's initial public offering on April 30, 1996.

                                                              High      Low
                                                              ----      ---
              1996:
              Second Quarter (from April 30, 1996)            32.125    18.750
              Third Quarter                                   22.250    11.000
              Fourth Quarter                                  15.375    11.000
              1997:
              First Quarter (through March 31, 1997)          19.000     8.500

    On March 31, 1997, the last sale price for the ADSs as reported on the Nasdaq National Market was $9.00.

    American Depositary Receipts ("ADRs") representing ADSs are issued and delivered by the Depositary through its principal office in New York City at 101 Barclay Street, New York, NY 10286. Each ADS represents one Ordinary Share placed on deposit with the Depositary.

    Under the terms of the Deposit Agreement, dated as of April 30, 1996, among the Company, the Depositary, and the holders from time to time of ADRs (the "Deposit Agreement"), Ordinary Shares may be deposited with the London office of Bank of New York, as custodian (the "Custodian"), or any successor or successors to such Custodian. The Depositary provides a variety of services to investors, as more fully set forth in the form of Deposit Agreement filed as an exhibit to the Company's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on April 30, 1996.


Item 6.       Exchange Controls and Other Limitations Affecting Security Holders

    There are currently no U.K. laws or regulations which would restrict the export or import of capital, such as foreign exchange control restrictions, or which would affect payment of dividends to non-resident holders of the Company's securities. There are no restrictions under the Company's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign holders to hold or vote the Ordinary Shares.

Item 7. U.S. Federal Income tax and U.K. Tax Consequences to Persons who are Owners of ADSs

    The following generally summarises the principal U.K. and U.S. Federal tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs to citizens or residents of the United States for U.S. Federal income tax purposes (who are not also resident or, in the case of individuals, ordinarily resident, in the United Kingdom for U.K. tax purposes), corporations or partnerships created or organized under the laws of the United States or any State thereof, or estates or trusts the income of which is subject to U.S. Federal income taxation regardless of its source (collectively, "U.S. Holders"). The discussion of U.S. tax consequences is based on the advice of Davis, Malm & D'Agostine, P.C. and the discussion of U.K. tax considerations is based on the advice of Allison & Humphreys. Neither law firm has given a formal tax opinion to the Company. This is a general summary only and prospective purchasers of ADSs are advised to consult their own tax advisors with respect to the U.S. Federal, state and local tax consequences, as well as with respect to the U.K. tax consequences, of the ownership of ADSs and the ordinary Shares represented thereby applicable in their particular tax situations.

    The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Report and are subject to any changes in the U.S. or U.K. law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the United Kingdom and the United States (the "Conventions"), occurring after such date and (ii) in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

    For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders will be treated as the owners of the Ordinary Shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

    The Company does not expect to pay dividends for the foreseeable future. Should the Company begin paying dividends, the Company will be required when paying a dividend in respect of the Ordinary Shares to account to the U.K. Inland Revenue for a payment known as advance corporation tax ("ACT"). Under current U.K. law, 20/80th of the amount of the net cash dividend will be allowed as a credit against the U.K. tax liability of individuals who receive (or who are treated as receiving) the dividend and who are resident in the United Kingdom for U.K. tax purposes.

    An Eligible U.S. holder (as defined below) is entitled under the Convention of December 31, 1975, as amended, relating to income taxes (the "Income Tax Convention") and current U.K. law to claim from the U.K. Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for tax purposes would have been entitled had he received the dividend paid and the related Tax Credit Amount. For example, assuming continuance of the Tax Credit Amount at the rate of 20/80th of the amount of the dividend, a dividend of (pound)8.00 to such an Eligible U.S. Holder would generally entitle the eligible U.S. Holder to a Treaty Payment of 50p (a Tax Credit Amount of (pound)2.00 less a withholding of (pound)1.50) from the U.K. Inland Revenue giving a total realisation of (pound)8.50.

For the purposes of this Report, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual, partnership, trust, estate or corporation resident in the United States for purposes of the Income Tax Convention (and, in the case of a corporation, is not also resident in the United Kingdom for U.K. tax purposes),
(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company, (iii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the United Kingdom from which such U.S. holder carries on business or with a fixed base in the United Kingdom from which such U.S. holder performs independent personal services, (iv) under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States, (v) under certain circumstances, is not exempt from Federal income tax on the dividend income in the United States, (vi) under certain circumstances does not own 10% or more of the Ordinary Share and (vii) under certain circumstances, did not acquire the ADSs for reasons which were not bona fide commercial reasons.

    If the Eligible U.S. Holder is a U.S. partnership, trust or estate, the Tax Credit Amount will be available only to the extent that the income derived by such partnership, trust or estate is subject to U.S. tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

    Subject to the discussion below under the heading "Passive Foreign Investment Companies," for U.S. Federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for Federal income tax purposes. Subject to certain limitations, the 15% U.K. withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's Federal income taxes. For the purposes of the foreign tax credit limitation, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for Federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ADSs and any excess will be treated as a capital gain. No dividends received deduction will be allowed with respect to dividends paid by the Company.

    The Company intends to make arrangements with the U.K. Inland Revenue (the "H Arrangements") which will permit the applicable Treaty Payments to be paid to certain Eligible U.S. Holders at the same time as, together with, cash dividends paid by the Company in respect of ADSs. The H Arrangements, which operate in respect of dividends paid on shares of U.K. companies that are represented by ADSs are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked. The H Arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts any of the beneficiaries of which are not resident in the United States or Canada, (ii) investments or holding companies 25% or more of the capital of which is owned, directly or indirectly by persons who are not individuals resident in and nationals of the United States, (iii) persons exempt from U.S. tax with respect to cash dividends paid on the Ordinary Shares, (iv) persons owning 10% or more of the Ordinary Shares and (v) U.S. corporations which alone or together with associated corporations control 10% or more of the voting shares of the Company. To claim the benefit of the arrangements, the registered holder must complete the declaration on the reverse of the dividend check confirming the U.S. Holder's entitlement to the Treaty Payment and present the check for payment within three months from the date of issue of the check, or, in the case of ADRs held through the Depository Trust Company ("DTC"), the broker-dealer or bank-member of DTC which holds the ADSs on behalf of the Eligible U.S. Holder must complete a declaration as to the conditions entitling the Eligible U.S. Holder to the Treaty Payment.

    If the H Arrangements are not made with the U.K. Inland Revenue at the time that an Eligible U.S. Holder receives a distribution from the Company, or if the H Arrangements are made at such time but an Eligible U.S. Holder does not qualify for the benefits of such arrangements, such Eligible U.S. Holder must, in order to obtain a Treaty Payment, file a claim for the Treaty Payment in the manner described in U.S. Internal Revenue Service Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58. 1981-2 C.B. 678. Claims for tax refunds must be made within six years of the U.K. year of assessment (generally the twelve month period ending April 5 in each year) in which the related dividend was paid. The first claim by a claimant for a tax credit under these procedures is made by sending the appropriate U.K. form in duplicate to the Internal Revenue Service Centre, Foreign Certification Request, P.O. Box 16347, Philadelphia. Pennsylvania 19114. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W. Washington, D.C. 20024, Attention: Taxpayer's Service Division. Because a claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim by a claimant after the first claim should be filed directly with FICO (International), FitzRoy House, P.O. Box 46, Nottingham, NG12 18D, England.

Taxation of Capital Gains

    A U.S. Holder who is neither a resident nor ordinarily resident in the United Kingdom for U.K. tax purposes will not generally be liable for U.K. tax on capital gains realised or accrued on the sale or other disposal of ADSs unless the ADSs are used or held in connection with a trade, profession or vocation carried on by such U.S. Holder in the United Kingdom through a branch or agency, and the ADSs are or have been used, held or acquired in, or for the purpose of, such trade, profession or vocation or such branch or agency. Subject to the discussion below under the heading "Passive Foreign Investment Companies", a U.S. Holder will be liable for U.S. Federal income tax on such gains to the same extent as on any other gains from sales or disposition of stock.

    A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. Federal income tax liability in respect of such gain. U.S. holders should seek professional tax advice to determine their entitlement to credit U.K. tax against U.S. Federal income tax liability.

Inheritance and Gift Taxes

    Provided any applicable U.S. Federal gift or estate tax liability is paid, a U.S. holder who is domiciled in the United States for the purposes of the United Kingdom - United States Estate and Gift Tax Convention of October 19, 1978 (the

"Estate Tax Treaty") will generally not be subject to U.K. inheritance tax in respect of the individual's death or on transfer of the Ordinary Shares or ADSs during the individual's lifetime, unless the Ordinary Share or ADSs are part of the business property of a permanent establishment of an enterprise in the United Kingdom or pertain to a fixed base in the United Kingdom used for the performance of independent personal services. Where the ADSs or Ordinary Shares have been placed in trust by a settlor, the ADSs or Ordinary Shares will generally not be subject to U.K. inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States and was not a U.K. national. In the exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. Federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on rules set out in that treaty.

U.K. Stamp Duty and Stamp Duty Reserve tax

    Stamp duty is payable on an instrument of transfer of shares. Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty or stamp duty reserve tax will be payable on the acquisition or transfer of ADSs. If an instrument of transfer is later brought into the United Kingdom, stamp duty will then be payable. U.K. stamp duty or such transfer is currently payable at the rate of 50 pence per (pound)100 (or part thereof). There are provisions within U.K. tax legislation to ensure that both stamp duty and stamp duty reserve tax will not generally both arise on the same transaction.

Passive Foreign Investment Company

    The Company will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in the year of the offering on in subsequent years if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. For purposes of this determination, the average value of assets for the taxable year will be the average of the fair market value of the assets, determined as of the end of each quarterly period during the taxable year. For the purpose of these tests, the assets and gross income of the Company's subsidiaries will be attributed to the Company. While there can be no assurance, the Company expects, based on projections of its income and assets and the manner in which the Company intends to manage its business, that it will not be a PFIC. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders it believes that it is properly classified as a PFIC for that taxable year. The consequences of the Company being classified as a PFIC will depend in part on whether the particular U.S. Holder has made an election (a "QEF Election") to treat the Company as a qualified electing fund (a "QEF") under Section 1295 of the Internal Revenue Code.

    If the Company is a PFIC during a U.S. holder's holding period for its ADSs and the U.S. holder does not make a QEF Election, the U.S. holder will generally be required to pay a special U.S. tax (the "Special Tax"), in lieu of the U.S. tax that would other wise apply, if such U.S. holder (a) realises a gain on disposition of ADSs or (b) receives an "excess distribution" from the Company on ADSs. An "excess distribution" is a distribution that exceeds 125% of the average distribution over the shorter of the preceding three years or the U.S. Holder's holding period. For purposes of calculating the Special Tax, a gain on disposition or "excess distribution" would be treated as having been realised by the U.S. Holder rateably each day over such U.S. Holder's holding period for its ADSs. The amount of the Special Tax would be the sum of taxes resulting from the following calculations: (i) the amount deemed realised in the taxable year of disposition or "excess distribution" (including amounts allocated to any period prior to the first taxable year of the Company in which it becomes PFIC) would be includable in gross income as ordinary income for the taxable year of disposition or "excess distribution", (ii) amounts deemed realised in each of the other taxable years would be taxed at the highest marginal U.S. Federal income tax rates in effect for the applicable class of taxpayer in the year of deemed realisation, and (iii) an additional tax in the form of an interest charge would be imposed in the tax deemed deferred in clause (i). The tax liability with respect to amounts deemed realised in years prior to the taxable year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realised on the sale of ADSs cannot be treated as capital, even if the ADSs are held as capital assets.

    The Special Tax would not apply to any disposition of ADSs by a U.S. Holder, or to any distribution by the Company to such U.S. Holder, if a QEF Election is in effect with respect to that U.S. holder for each of the years during such U.S. Holder's holding period that the Company is a PFIC, and the U.S. Holder complies with certain reporting requirements (discussed below).

    The Company will comply with all reporting requirements necessary for a U.S. Holder to make a QEF Election, including maintaining books and records in accordance with U.S. tax principles and will, promptly following the end of any taxable year in which the Company determines that it is properly classified as a PFIC, provide to registered holders of Ordinary Shares with U.S. addresses (including the Depositary), and to other registered shareholders on request, information necessary for such an election. The Depositary has agreed to distribute such information to registered holders of ADRs.

    If a U.S. Holder makes a QEF Election, the U.S. Holder would be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates respectively) for each taxable year of the Company that the Company is classified as a PFIC, even if no dividend distributions were received. Once a QEF election is made, it will apply to all subsequent years that the Company is a PFIC and may be revoked only with the consent of the Internal Revenue Service. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain on a QEF for any year that the QEF is not classified as a PFIC. Prospective investors should consult their own tax advisers concerning the merits of making a QEF Election if the Company is a PFIC for any taxable year. In addition, certain classes of investors, such as regulated investment companies and tax-exempt entities, may be subject to special rules and should consult their own tax advisers concerning the application of the United States Federal income tax rules governing PFICs in their particular circumstances. Under current U.S. law, if the Company is a PFIC in any year, a U.S. Holder must file an annual return on Internal Revenue Service Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company and any gain realised on a disposition of ADSs.

    The foregoing discussion applies to the Company and to each of its subsidiaries. Separate QEF elections must be made by each shareholder for the Company and for each subsidiary company that is classified as a PFIC.

Controlled Foreign Corporations

    Under Subpart F of the Code, a controlled foreign corporation ("CFC") is a foreign corporation that on any day of its taxable year is owned, directly, indirectly or by attribution, more than 50% by vote or by value, by "U.S. Shareholders". For this purpose, a "U.S. Shareholder" is a U.S. person (as defined in ss.957(c)) who owns directly, indirectly or by attribution at least 10% of the total combined voting power of all shares entitled to vote of the foreign corporation. Management has represented that the Company is not and during its current taxable year has not been a CFC.

    In the event that a foreign corporation has been a CFC for an uninterrupted period of at least 30 days during the CFC's taxable year, a U.S. Shareholder who owns stock in the CFC on the last day in such year must include in income for his taxable year in which or with which the taxable year of the CFC ends, the total of (i) his pro rata share of the CFC's subpart F income for such taxable year, (ii) his pro rata share of the CFC's previously excluded subpart F income withdrawn from investments in less developed countries for such year, (iii) his pro rata share of the CFC's previously excluded subpart F income from foreign base company shipping operations for such year, (iv) his pro rate share of the CFC's increase in earnings invested in U.S. property for such year, and with respect to tax years of foreign corporations beginning on or before December 31, 1996 and to tax years of United States shareholders within which and with which such tax years of foreign corporations end, and (v) his pro rata share of the lesser of the CFC's earnings and profits accumulated in taxable years beginning after September 30, 1993 or the amount of the CFC's passive assets in excess of 25% of total assets, computed on the basis of treating all CFCs commonly owned directly or indirectly by a more than 50% CFC parent as a single CFC. In the event the Company is a CFC, amounts distributed to U.S. Shareholders are tax free to the extent that the amounts have been previously taken into income by such U.S. Shareholders.

    A U.S. person (as defined in ss.957(c)) who owns less than 10% of the total combined voting power of all classes of voting stock of the Company directly or indirectly, or by attribution, is not taxed on the undistributed income of the Company even if the Company is a CFC. Distributions to shareholders who are not U.S. Shareholders (but are U.S. persons) will be taxed under the ordinary rules relating to the taxation of corporate distribution discussed above.

    Under Section 1248 of the Internal Revenue Code, if a U.S. person sells or exchanges stock in a foreign corporation, or receives a distribution from a foreign corporation which for U.S. tax purposes is treated as an exchange of stock, and such person owns, or is considered as owning by applying certain rules of constructive ownership, 10 per cent or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation at any time during the five-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, then the gain recognised on the sale or exchange of such stock shall be included in the gross income of such person as a dividend, to the extent of the earnings and profits of the foreign corporation and during the period of period of the stock sold or exchanged was held by such person while such foreign corporation was a CFC.

    The Company will monitor its status, the identity of its U.S. Shareholders, and will, promptly following the end of any taxable year as to which it has determined that it is a CFC, notify all shareholders that it is a CFC. In addition, if the Company is notified by a U.S. Shareholder that it is a CFC, it will so inform all other shareholders that it knows to be U.S. Shareholders. If the Company becomes a CFC, it will comply with all U.S. reporting requirements applicable to such classification.


Foreign Personal Holding Companies

    The Company or any of its non-U.S. subsidiaries generally may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents with (directly, indirectly or by attribution) more than 50% (by vote or by value) of the Company's stock (a "U.S. group") and at least 60% (reduced to 50% in years subsequent to the first year of FPHC status) of the gross income of the Company or any non-U.S. subsidiary consists of passive income for purposes of the FPHC rules. Because substantially all of the Company's income is likely to consist of dividends from subsidiaries, which generally is passive income for purposes of the FPHC rules, the Company may meet the FPHC income test.

    If the Company or any of its subsidiaries is or becomes an FPHC, each U.S. holder of ADSs or Ordinary Shares (including a U.S. corporation) who held such shares on the last day of the taxable year of the Company or such subsidiary, or, if earlier, the last day of its taxable year on which a U.S group existed with respect to the Company or such subsidiary would be required to include in gross income as a deemed dividend such U.S. Holder's pro rata portion of the undistributed "passive" income of the Company or such subsidiary up to and including the last day on which the U.S. group existed, even if no cash dividend were actually paid. In such case, if the Company were the FPHC, a U.S. holder would be entitled to increase its tax basis in the ADSs or Ordinary Shares of the Company by the amount of the deemed dividend from the Company. If a subsidiary of the Company were the FPHC, it is not clear that a U.S. holder in the Company would be afforded similar relief.

    Currently, five or fewer U.S. citizens or residents might be deemed to own more than 50% of the outstanding stock of the Company for purposes of the FPHC sales. Management believes that because over 50% of the stock of the Company is held by two British citizens who are not U.S. resident (and no stock is owned by a U.S. citizen or resident that is related to those two British citizens for purposes of Code Section 554) and a Bahamian corporation in which no U.S. citizen or resident has a beneficial interest, at the present time no U.S. group exists and that no U.S. group will exist on completion of the offering. The Company can give no assurances regarding future ownership of Company ADSs or Ordinary Shares or future changes in citizenship or residence of any holders of such shares, which could result in the creation of a U.S. group and thus cause the Company to be treated as an FPHC. However, each of Messrs. Wallman and Rolph promptly will inform the Company if either becomes a U.S. citizen or resident, or if either becomes aware that a person related to either of them, within the meaning of Code Section 554, acquires shares in the Company. Moreover, while the Company intends to monitor its share ownership, it can give no assurance that it will have timely knowledge of the information of a U.S. group. In this regard, the Company does not assume any obligation to make timely disclosure with respect to such status.

    If the Company were to become an FPHC, a U.S. person who acquires ADSs or Ordinary Shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which other wise would have been available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis.


    As noted above, certain U.S. tax consequences turn on the composition of the income of the Company and its subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income which the Company and its subsidiaries may realise. Accordingly, there can be no assurance that management's expectations described above will be fulfilled.


Item 8.       Selected Financial Data

    The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data and the balance sheet data has been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Effective December 31, 1995 the Company changed its fiscal year end from March 31 to December 31.

     CONSOLIDATED STATEMENTS OF OPERATIONS DATA (in accordance with US GAAP)
         (in thousands of U.S. Dollars, except share and per share data)


                                                                        Nine Months     Nine Months
                                                Year Ended                 Ended           Ended             Year Ended
                                                  March 31,             December 31,    December 31,         December 31,
                                        ---------------------------     -----------     -----------    ---------------------------
                                           1994            1995           1994(i)          1995          1995(i)          1996
                                        -----------     -----------     -----------     -----------    -----------     -----------
                                                                        (unaudited)                            (unaudited)
Revenues:
   License .........................    $     2,931     $     6,364     $     3,794     $     7,657    $    10,227     $    16,861
   Services and other ..............          3,134           4,398           3,153           4,918          6,163           9,104
                                        -----------     -----------     -----------     -----------    -----------     -----------
           Total revenues ..........          6,065          10,762           6,947          12,575         16,390          25,965
                                        -----------     -----------     -----------     -----------    -----------     -----------

Cost of revenues:
License ............................            128             148              80             103            171             804
   Services and other ..............            980           2,455           1,691           2,816          3,580           4,937
                                        -----------     -----------     -----------     -----------    -----------     -----------
          Total cost of revenues ...          1,108           2,603           1,771           2,919          3,751           5,741
                                        -----------     -----------     -----------     -----------    -----------     -----------
Gross profit .......................          4,957           8,159           5,176           9,656         12,639          20,224
                                        -----------     -----------     -----------     -----------    -----------     -----------

Operating expenses:
   Sales and marketing .............          2,340           3,782           2,282           4,301          5,801          10,271
   Research and development ........            551           1,113             734           1,284          1,663           3,185
   General and administrative ......          2,062           2,517           1,823           3,017          3,711           3,926
   Goodwill amortization ...........           --              --              --              --             --               122
                                        -----------     -----------     -----------     -----------    -----------     -----------
        Total operating expenses ...          4,953           7,412           4,839           8,602         11,175          17,504
                                        -----------     -----------     -----------     -----------    -----------     -----------


Income from operations .............              4             747             337           1,054          1,464           2,720
Other income (expense) .............            (74)            (77)            (28)              4            (45)            965
                                        -----------     -----------     -----------     -----------    -----------     -----------
Income (loss) before provision for
                    income taxes ...            (70)            670             309           1,058          1,419           3,685
Provision for income taxes .........             12             254             117             384            521           1,216
                                        -----------     -----------     -----------     -----------    -----------     -----------
Net income (loss) ..................    $       (82)    $       416     $       192     $       674    $       898     $     2,469
                                        ===========     ===========     ===========     ===========    ===========     ===========

Net income (loss) per share (ii) ...    $     (0.01)    $      0.05     $      0.02     $      0.08    $      0.11     $      0.24
                                        ===========     ===========     ===========     ===========    ===========     ===========

Shares used to compute net income
                    (loss) per share      7,895,647       7,895,647       7,895,647       8,765,486      8,532,462      10,447,811
                                        ===========     ===========     ===========     ===========    ===========     ===========

--------------
(i) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995. The figures for the nine-month period ended December 31, 1994 are derived from the audited results for the year ended March 31, 1995.

(ii) The Company intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future. In the nine months ended December 31, 1995 the Company paid $71,000 to existing shareholders (year ended March 31, 1995 $81,000; March 31, 1994 $47,000).

          CONSOLIDATED BALANCE SHEET DATA (in accordance with US GAAP)
                          (in thousands of US Dollars)

                                                   March 31,          December 31,
                                             ----------------------------------------
                                                1994       1995       1995       1996
                                             -------    -------    -------    -------
Cash and cash equivalents .................  $    21    $   720    $ 2,280    $25,228
Working capital ...........................       87        329      1,606     26,709
Total assets ..............................    3,200      6,091      7,755     41,551
Short-term debt ...........................      534        850        475        194
Long-term debt, excluding current portion..       15         82        175        225
 Total shareholders' equity ...............      456        879      2,490     32,004


   CONSOLIDATED STATEMENT OF OPERATIONS DATA (in accordance with UK GAAP) (i)
          (in thousands of US Dollars except share and per share data)

                                                                     Nine Months    Nine Months
                                          Year Ended                    Ended         Ended               Year Ended
                                           March 31,                 December 31,   December 31,          December 31,
                              -----------------------------------    ------------   ------------    ------------------------
                                1993        1994         1995          1994(ii)         1995         1995(ii)       1996
                              --------    --------    -----------    ------------   ------------    ---------      ---------
                                                                     (unaudited)                   (unaudited)
Revenues .............        $ 6,404     $ 6,065        $10,762      $ 6,947        $12,575        $16,390        $25,965
Income from operations            139           4            747          337          1,054          1,464          2,720
Net income (loss) ....             (3)        (82)           416          192            674            898          2,469


        CONSOLIDATED BALANCE SHEET DATA (in accordance with UK GAAP) (i)
                          (in thousands of US Dollars)

                                                                March 31,                          December 31,
                                                 -------------------------------------        ----------------------
                                                   1993          1994           1995            1995          1996
                                                 -------        -------        -------        -------        -------
Cash ........................................    $    19        $    21        $   720        $ 2,280        $25,228
Working capital .............................        456             87            329          1,606         26,709
Total assets ................................      2,631          3,200          6,091          7,755         41,551
Short-term debt .............................        575            534            850            475            194
Long-term debt, excluding current portion....        136             15             82            175            225
Total shareholders' equity ..................      1,108            456            879          2,490         32,004

---------------
(i) The statement of operations data under generally accepted accounting principles in the United Kingdom ("U.K. GAAP") in respect of the year ended March 31, 1993 and the balance sheet data at that date relate to operations prior to the introduction of Gentia and, in the opinion of the Company, are not comparable to later periods.

(ii) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995. The figures for the nine-month period ended December 31, 1994 are derived from the audited results for the year ended March 31, 1995.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

    This section contains a number of forward looking statements. These statements are based on current expectations and actual results may differ materially. Among the factors which could cause actual results to vary are those described in Item 1 - "Description of Business - Business Factors."

Overview

    The Company was founded in 1983 to develop, market and support financial modelling software for business planning and analysis. Prior to the release of Gentia, the Company marketed PC-based departmental decision support software products. The Company commenced commercial shipments of its Gentia software in October 1993. Since then, predominantly all of the Company's revenues have been derived from licenses for Gentia and related maintenance, support, training and consulting services. The Company currently expects that Gentia license and services revenues will continue to account for all or substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and enhancements thereto.

    Revenues from Gentia consist of license revenues as well as related software maintenance and support, training and consulting revenues. The sales cycle for a typical Gentia sale, from initial customer contact through product evaluation, contract negotiation and signing, ranges from two to six months. License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. Maintenance and support revenues, including the element of licensing fees attributable to the initial warranty period, consist of fees for ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed. See Note 3 of Notes to Consolidated Financial Statements.

    Cost of license revenues consist primarily of product packaging, documentation and production costs together with any fees payable in respect of software products embedded in the Gentia software. Costs of services and other revenues consist primarily of customer support costs, consulting costs and development costs which are generally expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements. Accordingly, cost of license revenues have been, and are expected to continue to be, quite low in relation to license revenues. The Company's gross profit is significantly higher on license revenues than on services and other revenues. As a result, the mix of revenues during a period can have a significant impact on the Company's profitability for that period. For example, in the year ended December 31, 1996, the Company's gross profit on $16,861,000 of license revenues was 95.2% and its gross profit on $9,104,000 of services and other revenues was 45.8%. The Company's total gross profit for that period was $20,224,000 or 77.9% of total revenues. If the amounts of license revenues and services and other revenues for that period had been reversed (and the ratios of costs to revenues had remained unchanged), the Company's gross profit for the period would have been $16,389,000 or 63.1%.

    The price of a Gentia license depends in part upon the number of users contracted for by the customer. Therefore, license revenues depend not only on the number of licenses sold but also on the size of the license. The average size of Gentia licenses sold has increased from approximately $100,000 for the nine-month period ended December 31, 1995 to approximately $105,000 for the year ended December 31, 1996.

    Sales and marketing expenses consist primarily of personnel costs, including sales commissions, of all personnel involved in the sales process, as well as costs of advertising, public relations, seminars and trade shows. Research and development expenses, which are expensed as incurred, consist primarily of salaries and other personnel-related expenses, depreciation of development equipment and supplies and occupancy costs related to the Company's dedicated research facilities. General and administrative expenses consist primarily of personnel costs for finance, MIS, human resources and general management, as well as insurance and professional expenses. Other income (expense) represents the net of interest income, interest expense and foreign exchange gains or losses. Interest income is received on cash deposits, interest expense relates primarily to interest paid on credit lines and foreign exchange gains or losses relate primarily to various cash transactions on operating accounts.

    Since 1992, the Company has invested significant resources in developing its Gentia software, as well as in developing its worldwide sales and marketing organization. Total employees have increased from 54 as of April 1, 1994 to 186 as of December 31, 1996, primarily due to the growth of direct sales and support functions. As a result, since 1993 the Company's operating expenses have increased in absolute dollar amounts. The Company has increased its revenues from the United States and the `Rest of the World' significantly over the past three years. See Item 1 "Description of Business - Sales and Marketing" and Note 11 of Notes to Consolidated Financial Statements. The Company intends to hire additional sales, support and marketing personnel and to increase its promotion and advertising expenditures, particularly in the United States.

    Although the Company has experienced significant growth in total revenues in recent years, there can be no assurance that such growth rates are sustainable. The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels are below expectations, net income is likely to be disproportionately affected. There can be no assurance that the Company will remain profitable on a quarterly or annual basis. See "-Selected Quarterly Operating Results" and Item 1 - "Description of Business - Business Factors - Fluctuations in Quarterly Results."

    The pound sterling is the functional currency of the Company as it is the currency of the principal economic environment in which the Company conducts its operations. A significant portion of the Company's revenues are received in pounds sterling, and the majority of costs and expenses, particularly research and development expenses, are incurred in pounds sterling. The financial statements of the Company are translated from their functional currency into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity. Fluctuations in the U.S. dollar and pound sterling exchange rates will affect period to period comparisons of the Company's reported results of operations. See Item 1 - "Description of Business
- Business Factors - Currency Fluctuations."

Results of Operations

    The following table sets forth the percentage of total revenues represented by the respective line items in the Company's Consolidated Statements of Operations for the periods indicated.



                                                                        Nine Months    Nine Months
                                                   Year Ended             Ended           Ended              Year Ended
                                                    March 31,           December 31,   December 31,         December 31,
                                             --------------------       ------------   ------------    --------------------
                                              1994           1995          1994           1995          1995           1996
                                             -----          -----         -----          -----         -----          -----
Revenues:                                                                 (unaudited)                  (unaudited)
  License fees ......................        .48.3%          59.1%         54.6%          61.0%         62.4%          64.9%
  Services and other ................         51.7           40.9          45.4           39.0          37.6           35.1
                                             -----          -----         -----          -----         -----          -----
    Total revenue ...................        100.0          100.0         100.0          100.0         100.0          100.0
                                             -----          -----         -----          -----         -----          -----

Cost of revenues:
  License fees ......................          2.1            1.4           1.2            0.8           1.1            3.1
  Services and other ................         16.2           22.8          24.3           22.4          21.8           19.0
                                             -----          -----         -----          -----         -----          -----
    Total cost of revenues ..........         18.3           24.2          25.5           23.2          22.9           22.1
                                             -----          -----         -----          -----         -----          -----
Gross profit ........................         81.7           75.8          74.5           76.8          77.1           77.9
                                             -----          -----         -----          -----         -----          -----

Operating expenses:
  Sales and marketing ...............         38.6           35.1          32.8           34.2          35.4           39.5
  Research and development ..........          9.0           10.3          10.6           10.2          10.1           12.3
  General and administrative ........         34.0           23.4          26.2           24.0          22.7           15.2
  Goodwill amortization .............           --             --            --             --            --            0.4
                                             -----          -----         -----          -----         -----          -----
    Total operating expenses ........         81.6           68.8          69.6           68.4          68.2           67.4
                                             -----          -----         -----          -----         -----          -----

Income from operations ..............          0.1            7.0           4.9            8.4           8.9           10.5
Other income (expense) ..............         (1.2)          (0.7)         (0.4)            --          (0.2)           3.7
                                             -----          -----         -----          -----         -----          -----
Income before provision for
     income taxes ...................         (1.1)           6.3           4.5            8.4           8.7           14.2
Provision for income taxes ..........          0.3            2.4           1.7            3.0           3.2            4.7
                                             =====          =====         =====          =====         =====          =====
Net income (loss) ...................         (1.4)%          3.9%          2.8%           5.4%          5.5%           9.5%
                                             =====          =====         =====          =====         =====          =====


Year ended December 31, 1996 compared to year ended December 31, 1995

Revenues

    The Company's total revenue increased 58.4% from $16.4 million for the year ended December 31, 1995 to $26.0 million for the year ended December 31, 1996, primarily as a result of an increase in the number and average size of licenses sold and increased consulting, maintenance and other services, reflecting increased acceptance of Gentia and expansion of the Company's direct sales and support organisation.

    Revenues for the year ended December 31, 1996 were $8.9 million in the United Kingdom, $10.2 million in North America, $1.7 million in Australia and $5.2 million from the rest of the world, (predominantly from Europe and including $622,000 of export sales from the United Kingdom). Revenues for the year ended December 31, 1995 were $7.3 million in the United Kingdom, $6.1 million in North America, $820,000 in Australia and $2.1 million from the rest of the world (predominantly from Europe and including $1.6 million of export sales from the United Kingdom). The Company has experienced growth in all its major markets, particularly North America and Europe (excluding the United Kingdom). These increased revenues are primarily as a result of increased worldwide acceptance of Gentia and increased consulting and maintenance services related thereto.

    Licence Revenues: Licence revenues increased 64.9% from $10.2 million for the year ended December 31, 1995 to $16.9 million for the year ended December 31, 1996 primarily due to the higher sales of Gentia. Licence revenues increased from 62.4% of total revenues for the year ended December 31, 1995 to 64.9% for the year ended December 31, 1996 primarily due to the increased number and average size of Gentia licences sold.

    Services and Other Revenues: Services and other revenues increased 47.7% from $6.2 million in the year ended December 31, 1995 to $9.1 million in the year ended December 31, 1996. This was largely due to increased maintenance and support revenues together with increased consulting assignments from the growing Gentia customer base.

Cost of Revenues

    Cost of License Revenues. Cost of license revenues was $171,000 and $804,000 in the years ended December 31, 1995 and 1996, respectively, representing 1.1% and 3.1% of revenues for those periods. The increase was primarily due to the payment of introduction fees on two contracts.

    Cost of Services and Other Revenues. Cost of services and other revenues was $3.6 million and $4.9 million in the years ended December 31, 1995, and 1996, respectively, representing 21.8% and 19.0% of total revenues for those periods. The decrease is due to the faster growth of license revenue over other revenue and improved margins relating to consultancy revenues.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased by 77.1% from $5.8 million for the year ended December 31, 1995 to $10.3 million for the year ended December 31, 1996. This increase reflected the hiring of additional sales and marketing personnel in connection with the expansion of the Company's sales organization as well as higher sales commissions associated with increased sales volume. As a percentage of total revenues, sales and marketing expenses increased from 35.4% to 39.5% of total revenues for the years ended December 31, 1995 and 1996 respectively.

    Research and Development. Research and development expenses increased by 91.5% from $1.7 million for the year ended December 31, 1995 to $3.2 million for the year ended December 31, 1996. This increase was primarily attributable to the addition of twenty seven people to the Company's technical and research staff. As a percentage of total revenues, research and development expenses were 10.1% and 12.3% of total revenues for the years ended December 31, 1995 and 1996 respectively. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development and that research and development costs will be expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    General and Administrative. General and administrative expenses increased 5.8% from $3.7 million for the year ended December 31, 1995 to $3.9 million for the year ended December 31, 1996. Expenses increased slightly due to the increased staffing and administrative costs necessary to manage and support the Company's current and anticipated growth. In addition, in the year ended December 31, 1996, the Company provided an additional $188,000 against accounts receivable to cover potential bad debts. General and administrative expenses represented 22.6% and 15.2% of total revenues for the years ended December 31, 1995 and 1996, respectively. The Company believes that its general and administrative expenses will continue to increase in absolute dollar amounts in fiscal 1997, as the Company expands its administrative staff, adds infrastructure on a global basis and incurs additional costs related to being a public company, but that as a percentage of total revenue such expenses will continue to fall.

    Income from Operations

    Income from operations for the year ended December 31, 1996 was $2.4 million in the United Kingdom, $586,000 in North America, $1,000 in Australia and $1.1 million in the rest of the world. Income from operations for the year ended December 31, 1995 was $2.2 million in the United Kingdom; a loss of $4,000 in North America, breakeven in Australia and a loss of $7,000 in the rest of the world. The increase in profitability in the United Kingdom was due to the receipt of additional intra-company royalties. The change from a loss to a profit in North America was due to additional sales in that area. The change from a loss to a profit in the rest of the world was due to the Company's increased presence in other countries due to acquisitions in South Africa, Belgium, the Netherlands, the setting up of companies in Hong Kong and Germany and new distribution agreements.

    Other Income (Expense)

    Other income (expense) was $(45,000) and $965,000 in years ended December 31, 1995 and 1996, respectively, and relates primarily to interest earned (paid) on interest bearing deposits (overdrafts). The increase in income was due to significant interest income received on funds raised by the Company's initial public offering in April 1996.

    Provision for Income Taxes

    The provision for income taxes was $521,000 and $1.2 million in the years ended December 31, 1995 and 1996, respectively, representing 36.7% and 33.0% of income before provision for income taxes for those periods. This decrease reflected the wider geographical spread of earnings during the year and improved tax management.

Nine months ended December 31, 1995 compared to the nine months ended December 31, 1994

    Revenues

    The Company's total revenues increased 81.0% from $6.9 million for the nine months ended December 31, 1994 to $12.6 million for the nine months ended December 31, 1995, primarily as a result of an increase in the number and average size of licenses sold and increased consulting, maintenance and other services, reflecting increased acceptance of Gentia and expansion of the Company's direct sales and support organization.

    Revenues for the nine months ended December 31, 1995 were $6.4 million in the United Kingdom (including $852,000 of export sales), $4.9 million in North America, $607,000 in Australia and $593,000 from the rest of the world, (predominantly from Europe). Revenues for the nine months ended December 31, 1994 were $4.3 million in the United Kingdom (including $1.1 million of export sales), $2.4 million in North America, and $249,000 in Australia. The decrease in export sales from the United Kingdom from $1.1 million to $852,000 is as a result of the formation of the Company's European subsidiary to undertake sales to European countries other than the United Kingdom. The Company has experienced growth in all its major markets, particularly North America. These increased revenues are primarily as a result of increased acceptance of Gentia and increased consulting and maintenance services related thereto.

    Because the Company commenced shipping its Gentia product in October 1993, revenues for the nine months ended December 31, 1994 included revenues derived from the Company's previous products, EPIC and MasterModeller. Revenues from these products were $1.8 million for the nine months ended December 31, 1994 and $451,000 for the nine months ended December 31, 1995 and, accordingly, revenues from sales of Gentia accounted for substantially all of the Company's revenues for the period ended December 31, 1995. No revenues are expected from these previous product lines in the future.

    License Revenues. License revenues increased 101.8% from $3.8 million for the nine months ended December 31, 1994 to $7.7 million for the nine months ended December 31, 1995 primarily due to the higher sales of Gentia. License revenues increased from 54.6% of total revenues for the nine months ended December 31, 1994 to 61.0% for the nine months ended December 31, 1995 primarily due to the increased number and average size of Gentia licenses sold.

    Services and Other Revenues. Services and other revenues increased 56.0% from $3.2 million in the nine months ended December 31, 1994 to $4.9 million in the nine months ended December 31, 1995. This was due largely to increased maintenance and support revenues together with increased consulting assignments from the growing Gentia customer base. Services and other revenues did not increase in proportion with the growth in revenues in the same period due to the declining maintenance and support revenues from previous products.

Cost of Revenues

    Cost of License Revenues. Cost of license revenues was $80,000 and $103,000 in the nine months ended December 31, 1994 and 1995, respectively, representing 1.2% and 0.8% of total revenues for those periods.

    Cost of Services and Other Revenues. Cost of services and other revenues was $1.7 million and $2.8 million in the nine months ended December 31, 1994 and 1995, respectively, representing 24.3% and 22.4% of total revenues for those periods. This increase was the result of increased staffing in response to increases in maintenance, support and consulting revenues and in anticipation of future growth.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased by 88.5% from $2.3 million for the nine months ended December 31, 1994 to $4.3 million for the nine months ended December 31, 1995. This increase reflected the hiring of additional sales and marketing personnel (nine in the United States; eight in the United Kingdom; one in Australia) in connection with the expansion of the Company's sales organization as well as higher sales commission associated with increased sales volume. As a percentage of total revenues, sales and marketing expenses increased from 32.8% to 34.2% of total revenues for the nine months ended December 31, 1994 and 1995, respectively.

    Research and Development. Research and development expenses increased from $734,000 for the nine months ended December 31, 1994 to $1.3 million for the nine months ended December 31, 1995. This increase was primarily attributable to the addition of nine people to the Company's research staff. As a percentage of total revenues, research and development expenses were 10.6% and 10.2% of total revenues for the nine months ended December 31, 1994 and 1995, respectively. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development and that research and development expenses will increase in absolute dollars in fiscal 1996. To date, all research and development costs have been expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    General and Administrative. General and administrative expenses increased by 65.5% from $1.8 million for the nine months ended December 31, 1994 to $3.0 million for the nine months ended December 31, 1995. Expenses increased primarily due to the increased staffing and administrative costs necessary to manage and support the Company's current and anticipated growth. In addition, in the period to December 31, 1995 the Company provided $178,000 against accounts receivable for support and maintenance on old product lines and its $55,000 investment in three non-operating subsidiaries. General and administrative expenses represented 26.2% and 24.0% of total revenues for the nine months ended December 31, 1994 and 1995, respectively. The decrease as a percentage of total revenues was due to growth in the Company's total revenues. The Company believes that its general and administrative expenses will increase in absolute dollar amounts in fiscal 1996 as the Company expands its administrative staff, adds infrastructure on a global basis and incurs additional costs related to being a public company.

    Income from Operations

    Income from operations for the nine months ended December 31, 1995 was $1.4 million in the United Kingdom and $145,000 in North America; the Company had losses from operations of $62,000 in Australia and $7,000 in the rest of the world and unallocated corporate costs of $463,000. Income from operations for the nine months ended December 31, 1994 was $989,000 in the United Kingdom; the Company had losses from operations of $75,000 in North America and $74,000 in Australia and unallocated corporate costs of $503,000. The increase in profitability in the United Kingdom was due to additional revenue from customers as well as additional royalties received from subsidiaries. The change from a loss to profit in North America was due to one exceptional sale to a customer which accounted for 15% of the Company's revenues during the nine month period ended December 31, 1995. The loss in the rest of the world in the nine month period ended December 31, 1995 was incurred in the European subsidiary formed to undertake sales to European countries other than the United Kingdom.


    Other Income (Expense)

    Other income (expense) was ($28,000) and $4,000 in the nine months ended December 31, 1994 and 1995, respectively.

    Provision for Income Taxes

    The provision for income taxes was $117,000 and $384,000 in the nine months ended December 31, 1994 and 1995, respectively, representing 37.9% and 36.3% of income before provision for income taxes for those periods. This increase reflected the increase in net income indicated above.


Year ended March 31, 1995 compared to year ended March 31, 1994

    Revenues

    The Company's total revenues increased 77.4% from $6.1 million in the year ended March 31, 1994 to $10.8 million in the year ended March 31, 1995, primarily as a result of an increase in the number and average size of licenses sold and increased consulting, maintenance and other services, reflecting increased acceptance of Gentia and expansion of the Company's direct and indirect sales and support organization.

    Revenues for the year ended March 31, 1995 were $6.9 million in the United Kingdom (including $1.7 million of export sales), $3.4 million in North America and $437,000 in Australia. Revenues for the year ended March 31, 1994 were $4.4 million in the United Kingdom (including $650,000 of export sales) $1.4 million in North America and $301,000 in Australia. The Company has experienced growth in all its major markets, with particular emphasis on North

America. These increased revenues are primarily as a result of increased acceptance of Gentia and increased consulting and maintenance services related thereto.

    Because the Company started shipping its Gentia product in October 1993, revenues for the year ended March 31, 1994 include revenues derived from the Company's previous products, EPIC and MasterModeller. Revenues from these previous products were $4.4 million for the year ended March 31, 1994 and $2.1 million for the year ended March 31, 1995 and accordingly revenues from sales of the Gentia product accounted for the majority of the Company's revenues for the year ended March 31, 1995.

    License Revenues. License revenues increased 117% from $2.9 million in the year ended March 31, 1994 to $6.4 million in the year ended March 31, 1995 primarily due to the increased sales of Gentia. License revenues increased from 48.3% of total revenues in the year ended March 31, 1994 to 59.1% in the year ended March 31, 1995 primarily due to the increased number and average size of Gentia licenses.

    Services and Other Revenues. The increase in services and other revenues from $3.1 million in the year ended March 31, 1994 to $4.4 million in the year ended March 31, 1995 was largely due to increased maintenance and support revenues together with increased consulting assignments from the Gentia client base. The percentage of the Company's total revenues attributable to services and other revenues decreased from 51.7% in the year ended March 31, 1994 to 40.9% in the year ended March 31, 1995 due to a significant increase in the Company's sales of Gentia software. Furthermore, the year ended March 31, 1994 contained a significant amount of services and other revenues associated with the Company's earlier products which were no longer supported in the year ended March 31, 1995.

Cost of Revenues

    Cost of License Revenues. Cost of license revenues was $128,000 and $148,000 in the years ended March 31, 1994 and 1995, respectively, representing 2.1% and 1.4% of total revenues for those periods.

    Cost of Services and Other Revenues. Cost of services and other revenues was $980,000 and $2.5 million in the years ended March 31, 1994 and 1995, respectively, representing 16.2% and 22.8% of total revenues for those periods. This increase was the result of increased staffing in response to increases in maintenance, support and consulting revenues and in anticipation of future growth.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased 61.6% from $2.3 million in the year ended March 31, 1994 to $3.8 million in the year ended March 31, 1995. This increase reflected the hiring of additional sales and marketing personnel (seven in the United Kingdom; one in the United States) in connection with the expansion of the Company's sales organization and higher sales commissions associated with increased sales volume. Sales and marketing expenses represented 38.6% and 35.1% of total revenues in the years ended March 31, 1994 and 1995, respectively.

    Research and Development. Research and development expenses increased from $551,000 or 9.0% of total revenues in the year ended March 31, 1994 to $1.1 million or 10.3% of total revenues in the year ended March 31, 1995. This increase was primarily attributable to an increase in the Company's research staff. To date, all research and development costs have been expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    General and Administrative. General and administrative expenses increased by 22.1% from $2.1 million in the year ended March 31, 1994 to $2.5 million for the year ended March 31, 1995. This increase was due to increased staffing necessary to manage and support the Company's growth. General and administrative expenses represented 34.0% and 23.4% of total revenues for the years ended March 31, 1994 and 1995, respectively. This decrease was due to growth in the Company's total revenues which allowed for an improved utilization of fixed costs.

    Income from Operations

    Income from operations for the year ended March 31, 1995 was $1.8 million in the United Kingdom; the Company had losses from operations of $337,000 in North America and $48,000 in Australia and unallocated corporate costs of $647,000. Income from operations for the year ended March 31, 1994 was $1.3 million in the United Kingdom; the Company had losses from operations of $495,000 in North America and $80,000 in Australia and unallocated corporate costs of $699,000. The increase in profitability in the United Kingdom was due to increased revenue from customers as well as additional royalties received from subsidiaries.

    Other Income (Expense)

    Other income (expense) was ($74,000) and ($77,000) in the years ended March 31, 1994 and 1995, respectively.

    Provision for Income Taxes

    The provision for income taxes was $12,000 and $254,000 for the years ended March 31, 1994 and 1995, respectively. The increases reflected the increase in net income indicated above. The provision for income taxes of $254,000 in the year ended March 31, 1995 represented 37.9% of income before provision for income taxes for the period. While the Company showed a consolidated operating loss for accounting purposes for the year ended March 31, 1994, a tax charge of $12,000 was incurred.


Selected Quarterly Operating Results

    The following tables set forth certain unaudited quarterly consolidated statement of operations data for each quarter of the year ended December 31, 1995 and the year ended December 31, 1996, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This unaudited quarterly financial information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments that in the opinion of the Company are necessary for a reasonable presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto appearing elsewhere in this report. The Company's quarterly results have in the past and may in the future be subject to fluctuations. As a result, the Company believes that results of operations for the interim periods should not be relied upon as any indication of the results to be expected for any future period.

                                                                          Quarter Ended
                                      -------------------------------------------------------------------------------------------
                                      Mar 31,     June 30,       Sept 30,    Dec 31,    Mar 31,     June 30,   Sept 30,   Dec 31,
                                       1995         1995           1995        1995      1996         1996       1996       1996
                                      -------     -------        -------     -------    -------     -------    -------    -------
Consolidated Statement of
Operations Data:
Revenues:
     License .....................    $ 2,570     $ 2,636        $ 2,151     $ 2,870    $ 3,313     $ 3,966    $ 4,091    $ 5,491
     Services and other ..........      1,245       1,654          1,728       1,536      1,890       2,138      2,327      2,749
                                      -------     -------        -------     -------    -------     -------    -------    -------
          Total revenues .........      3,815       4,290          3,879       4,406      5,203       6,104      6,418      8,240
                                      -------     -------        -------     -------    -------     -------    -------    -------

Cost of Revenues:
     License .....................         68          17             63          23        102         109        388        205
     Services and other ..........        764         841          1,014         961      1,032       1,275      1,218      1,412
                                      -------     -------        -------     -------    -------     -------    -------    -------
          Total cost of revenues .        832         858          1,077         984      1,134       1,384      1,606      1,617
                                      -------     -------        -------     -------    -------     -------    -------    -------

                                      -------     -------        -------     -------    -------     -------    -------    -------
Gross profit .....................      2,983       3,432          2,802       3,422      4,069       4,720      4,812      6,623
                                      -------     -------        -------     -------    -------     -------    -------    -------

Operating expenses:
     Sales and marketing .........      1,500       1,273          1,310       1,718      2,067       2,314      2,405      3,485
     Research and development ....        379         409            430         445        597         775        794      1,019
     General and administrative ..        694       1,302(i)         937         778        885         989        962      1,090
     Goodwill amortization .......       --          --             --          --         --          --           35         87
                                      -------     -------        -------     -------    -------     -------    -------    -------
          Total operating expenses      2,573       2,984          2,677       2,941      3,549       4,078      4,196      5,681
                                                                 -------     -------    -------     -------    -------    -------
                                                                                                               -------    -------

Income from operations ...........        410         448            125         481        520         642        616        942
Other income (expense) ...........        (49)        (18)           (21)         43         (2)        269        376        322
                                      -------     -------        -------     -------    -------     -------    -------    -------
Income before provision for
    income taxes .................        361         430            104         524        518         911        992      1,264
Provision for income taxes .......        137         156             38         190        192         337        367        320
                                      =======     =======        =======     =======    =======     =======    =======    =======
Net income .......................    $   224     $   274        $    66     $   334    $   326     $   574    $   625    $   944
                                      =======     =======        =======     =======    =======     =======    =======    =======



---------------
(i) Includes a provision of $178 against bad and doubtful accounts receivable in respect of old product lines.


    The Company commenced shipment of its Gentia product in October 1993. The Company's total revenues have increased each quarter shown above, with the exception of the quarter ended September 30, 1995. In that quarter, there was a slight decline in license revenues from the previous quarter, due to the seasonal summer effect in Europe and the United Kingdom. This decline was not so apparent in 1996. The increase in total revenues were attributable to greater acceptance of the Company's Gentia software, expansion of the Company's direct sales organization and worldwide distribution network, and increased maintenance, support and other revenues from a larger installed base. Substantially all of the Company's revenues have been derived from sales of its Gentia software and related services.

    In general, license revenues have risen throughout the periods as a result of continued acceptance of the Gentia product. Services and other revenues showed similar growth as the Company's customer base increases. The increase in quarterly services and other revenues since December 31, 1995 reflect growing support and maintenance revenues from Gentia sales as well as the related consulting revenues.

    Sales and marketing expenses grew throughout the periods, reflecting the expansion of the Company's sales and marketing organization. The March 31, 1995 quarter showed a large increase in such expenses due to large year-end bonus and commission payments to sales personnel who had exceeded their annual sales quotas.

    General and administrative expenses increased throughout the periods and as a percentage of total revenues continued to fall throughout the periods reflecting expenses associated with additions to the Company's infrastructure. In the quarter ended June 30, 1995, the Company provided against its outstanding accounts receivable for support and maintenance on previous products. As of December 31, 1996 there were no receivables relating to old product lines that had not been provided for.

    The following table sets forth, as a percentage of revenues, certain line items in the Company's Consolidated Statement of Operations for the periods indicated


                                                                         Quarter Ended
                                        ------------------------------------------------------------------------------
                                        Mar 31,   June 30,   Sept 30,   Dec 31,   Mar 31,   June 30,  Sept 30,   Dec 31,
                                         1995       1995       1995      1995      1996       1996      1996      1996
                                        -----      -----      -----      -----     -----     -----     -----     -----
Revenues:
     License .....................       67.4%      61.4%      55.5%      65.1%     63.7%     65.0%     63.7%     66.6%
     Services and other ..........       32.6       38.6       44.5       34.9      36.3      35.0      36.3      33.4
                                        -----      -----      -----      -----     -----     -----     -----     -----
          Total revenues .........      100.0      100.0      100.0      100.0     100.0     100.0     100.0     100.0
                                        -----      -----      -----      -----     -----     -----     -----     -----

Cost of Revenues:
     License .....................        1.8        0.4        1.6        0.5       2.0       1.8       6.0       2.5
     Services and other ..........       20.0       19.6       26.2       21.8      19.8      20.9      19.0      17.1
                                        -----      -----      -----      -----     -----     -----     -----     -----
          Total cost of revenues .       21.8       20.0       27.8       22.3      21.8      22.7      25.0      19.6
                                        -----      -----      -----      -----     -----     -----     -----     -----

                                        -----      -----      -----      -----     -----     -----     -----     -----
Gross profit .....................       78.2       80.0       72.2       77.7      78.2      77.3      75.0      80.4
                                        -----      -----      -----      -----     -----     -----     -----     -----

Operating expenses:
     Sales and marketing .........       39.3       29.7       33.8       39.0      39.7      37.9      37.5      42.3
     Research and development ....        9.9        9.5       11.0       10.1      11.5      12.7      12.4      12.4
     General and administrative ..       18.2       30.4       24.2       17.7      17.0      16.2      15.0      13.2
     Goodwill amortization .......         --         --         --         --        --        --       0.5       1.0
                                        -----      -----      -----      -----     -----     -----     -----     -----
          Total operating expenses       67.4       69.6       69.0       66.8      68.2      66.8      65.4      68.9
                                        -----      -----      -----      -----     -----     -----     -----     -----

Income from operations ...........       10.8       10.4        3.2       10.9      10.0      10.5       9.6      11.5
Other income (expense) ...........       (1.3)      (0.4)      (0.5)       1.0       0.0       4.4       5.8       3.9
                                        -----      -----      -----      -----     -----     -----     -----     -----
Income before provision for
    income taxes .................        9.5       10.0        2.7       11.9      10.0      14.9      15.4      15.4
Provision for income taxes .......        3.6        3.6        0.9        4.3       3.7       5.5       5.7       3.9
                                        =====      =====      =====      =====     =====     =====     =====     =====
Net income .......................        5.9%       6.4%       1.8%       7.6%      6.3%      9.4%      9.7%     11.5%
                                        =====      =====      =====      =====     =====     =====     =====     =====



    The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for the Company's Gentia software, the level of price and product competition, changes in pricing policies by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered, the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of Gentia on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, the timing of revenue recognition under the Company's agreements, customer order deferrals in anticipation of enhancements to Gentia or new products of its competitors, the impact of acquisitions of competitors, the level of the agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

Liquidity and Capital Resources

    Until September 29, 1995, the Company funded its operations solely from its initial capital base, operations, cash flows and limited bank facilities. On September 29, 1995, the Company completed a $1 million private placement of equity with Lucas Holdings Limited. See Item 13 - "Interests of Management in Certain Transactions."

    The Company generated cash from operations of $1.9 million and $1.1 million in the years ended December 31, 1995 and 1996, respectively. On April 30, 1996, the Company completed an initial public offering of 3,450,000 ADSs, representing 3,450,000 Ordinary Shares at $16.00 per share, of which 2,000,000 shares were sold by the Company and 1,450,000 were sold by certain shareholders.

    In May 1996, the Company acquired the business goodwill and certain tangible assets from its exclusive South African distributor for approximately $139,000 in cash, and commenced its own operations via a wholly owned subsidiary in South Africa.

    In July 1996 the Company acquired the business goodwill from its exclusive distributor in Germany for approximately $220,000 and commenced its own operations via a wholly owned subsidiary in Germany.

    In July 1996 the Company also acquired for $1,000,000 all of the outstanding capital stock held by third parties in Planning Sciences International BV, which manages the group distributors in Continental Europe.
See Item 1 - "Description of Business."

    In September 1996, the Company acquired the entire issued capital stock of its distributors in Belgium, the Netherlands and Luxembourg for $1,790,000 consisting of $1,200,000 in cash and $590,000 paid through the issuance of 40,000 Ordinary Shares. Further payments up to a maximum of $2,000,000 may become payable depending on the profitability of the businesses acquired based on the achievement of quarterly targets to December 31, 1997.

    All the acquisitions above were all accounted for under the purchase method and resulted in the recording of approximately $3.5 million in identified intangibles and goodwill. The goodwill and intangible assets acquired in all the above transactions are being amortized over their estimated useful life of 10 years.

    Aside from acquisitions, the Company's investing activities consisted of purchases of property and equipment, primarily computer equipment and office furniture and equipment, amounting to $849,000 and $1.4 million in the years ended December 31, 1995 and 1996, respectively.

    As a result of these investments, the Company's cash increased from $2.3 million at December 31, 1995 to $25.2 million at December 31, 1996. The Company's working capital increased from $1.6 million at December 31, 1995 to $26.7 million; and the Company's total assets increased from $7.8 million at December 31, 1995 to $41.6 million at December 31, 1996.

    As of December 31, 1996, the Company had no material commitments to make any capital expenditures. The Company's principal commitments consist of non-cancelable operating lease and capital lease agreements as detailed in Note 9 of Notes to Consolidated Financial Statements.

    The Company believes that the net proceeds from the April 1996 initial public offering, together with its current cash and the cash flows generated by operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or convertible debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's shareholders. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. The Company has no current plans, agreements or commitments, and is not currently engaged in any negotiations with respect to any such transaction.

    The Company's accounts receivable are relatively high in terms of revenues, due in part to the inclusion in accounts receivable of deferred revenues invoiced in advance. The Company is continually reviewing its credit control procedures with a view to improving receivables collections.

    There was no significant impact as a result of inflation on the Company's operations during 1996, 1995 and 1994.

Item 10.  Directors and Officers of Registrant

    The officers and directors of the Company, and their respective ages and positions as of December 31, 1996, (except with respect to Mr Silk, in which case such information is as of January 31, 1997), are as follows:

Name                   Age   Position
----                   ---   --------
Paul R. Rolph .....    53    Chief Executive Officer and Chairman of the
                             Board of Directors
Anthony K. Fox ....    41    Chief Financial Officer, Director and
                             Company Secretary
Timothy S. Jones ..    42    Development Director
R. Alan Wallman ...    51    Founder and Director
James R.H. Buchanan    40    Director
Ian W. Rawlings ...    38    Vice President (UK Operations)
Scott Silk ........    39    Vice President (Group Marketing)


    Mr. Rolph joined the Company in 1991 as Chief Executive Officer and Director. He became Chairman of the Board of Directors on March 7, 1996. Mr. Rolph has over 25 years experience with software companies in the United States, Europe and Asia, including over ten years experience in project management software. From 1986 to 1988, Mr. Rolph served as President of Metier Management Systems, Inc. and as a Director of Lockheed Information Systems Group.

    Mr. Fox joined the Company in November 1995 as Chief Financial Officer. He has been a Director since September 1995. Prior to joining the Company, he held posts from 1988 to 1995 as Chief Executive Officer and Group Finance Director of Cathay International Holdings plc., a company listed on the London Stock Exchange. Prior to that he held posts as Group Finance Director, then Managing Director, of the Asian operations of Metier Management Systems, Inc. Mr. Fox is a member of the Institute of Chartered Accountants in England and Wales and the U.K. Chartered Institute of Taxation.

    Mr. Jones joined the Company as Development Director in 1992. From 1982 to 1992, Mr. Jones was Research Manager for Metier Management Systems, Inc., where he was responsible for high performance database design, parallel processing research and object-orientated design and programming techniques. Prior to 1982 he held various senior research and development posts in the U.K. Government and commercial institutions.

    Mr. Wallman founded the Company in 1983 and was Chairman of the Board of Directors until March 7, 1996. Prior to founding the Company, Mr. Wallman had over 15 years of experience in the technology industry in both technical product development and senior management positions.

    Mr. Buchanan has been a director of the Company since February 28, 1996. Since 1981, Mr. Buchanan has served as Chairman of Hamilton Brothers Limited, a financial services company. He currently serves as a non-executive chairman for Cathay International Holdings plc. Mr. Buchanan is a member of the Institute of Chartered Accountants in England and Wales.

    Mr. Rawlings joined the Company in June 1992 as Branch Sales Manager responsible for the Commercial Division. From November 1992 to December 1993 Mr. Rawlings was Group Product Marketing Manager responsible for the introduction of Gentia to the marketplace. In December 1993, Mr. Rawlings was appointed Group Marketing Director. From January 1991 through May 1992, Mr. Rawlings held a sales management position with Pilot Software (now owned by The Dun and Bradstreet Corporation). In January 1997, Mr. Rawlings was appointed to manage the United Kingdom operations.

    Mr. Silk joined the Company in January 1997 from Actium Corporation and is responsible for the coordination of worldwide marketing activities and channel development. Mr Silk has held a number of posts at Unisys and from 1994 to 1995, he served as Vice President of worldwide software sales and marketing with that company.

    All directors hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified. The officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.

    The Compensation Committee of the Board of Directors consists of Messrs. Rolph, Fox and Buchanan. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company.

    The Audit Committee of the Board of Directors consists of Messrs. Rolph, Wallman and Buchanan. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

Item 11.      Compensation of Directors and Officers

    The aggregate amount of compensation paid by the Company to all of its directors and officers - 6 persons as a group for the year ended December 31, 1996 was $428,548. The Chairman who was the highest paid director received $160,000. In addition, fees of $189,000 were paid to companies in which two directors held an interest.

    The aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for officers and directors of the Company for the year ended December 31, 1996 was $26,339. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."



Item 12.      Options to Purchase Securities from Registrant or Subsidiaries

    In 1994, the Company adopted an Employee Share Option Scheme (the "1994 Plan") pursuant to which the Board of Directors (or a committee thereof) may grant options to certain directors or employees of the Company or its subsidiaries for the purchase of Ordinary Shares. The option prices may not be less than the market value of the underlying shares of the dates of the option grants.

    As of December 31, 1996, options under the 1994 Plan for the purchase of 2,007,000 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.36 to $1.03) per share, payable in pounds sterling. The December 31, 1996 exchange rate of $1.7113 to (pound)1.00 used by the Company in the preparation of its financial statements for the year then ended, has been used for purposes of calculating the dollar value of these exercise prices. All options vest three years from date of grant and expire seven years from date of grant; expiration dates range from February 2001 to December 2002. As of December 31, 1996, options under the 1994 Plan for the purchase of 928,334 Ordinary Shares were held by all directors and officers of the Company as a group. See Note 6 of Notes to Consolidated Financial Statements.

    The Company's 1996 Equity Incentive Plan (the "1996 Plan") is intended to serve as the successor equity incentive program to the Company's 1994 Plan. Under the 1996 Plan, the Compensation Committee may grant stock options and restricted stock grants to directors, employees and other persons providing services to the Company for up to an aggregate of 2,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the underlying shares on the date of grant. The 1996 Plan was adopted by the Board of Directors and approved by shareholders on March 7, 1996. As of December 31, 1996, options under the 1996 Plan for the purchase of 833,350 Ordinary Shares by directors, employees and persons providing services to the Company were outstanding at an exercise price from $8.50 to $18.75 per share, payable in U.S. dollars. All such options vest (i) for non-employee directors, 50% on December 31 of each year following the date of grant and 50% on the following December 31, (ii) for employees, 25% on December 31 of each year following the date of grant; and (iii) for service providers, approximately 4.1% at the end of each month beginning at the end of the first full month after the date of grant, and such options expire between five and seven years from date of grant, the latest of which expire on November 25, 2003. As of December 31, 1996, options under the 1996 Plan for the purchase of 44,000 Ordinary Shares were held by all directors and officers of the Company as a group. See Note 6 to Consolidated Financial Statements.

Grant of Options for Non-Employee Directors

    In connection with the adoption of the 1996 Plan on March 7, 1996, the Board of Directors of the Company voted that persons who are not employees of the Company and who either were directors on that date (with the exception of R. Alan Wallman, a founder of the Company) or who subsequently become directors of the Company ("Eligible Directors") will each receive options under the 1996 Plan for 16,000 Ordinary Shares effective upon the later of the adoption of the Plan or their election as directors. As long as each Eligible Director continues to serve as a director, his or her option will vest as to one-half of such shares on December 31, of each first year of service and the remaining one-half on December 31, of the following year. All of such options will have a term of five years and an exercise price equal to the fair market value of the Ordinary Shares on the date of grant. The Company's Board of Directors may amend or terminate this arrangement for Eligible Directors at any future time.

Item 13.      Interest of Management in Certain Transactions

    Pursuant to an agreement with the Company dated September 29, 1995, Lucas Holdings Limited ("Lucas"), a Bahamian corporation not previously affiliated with the Company, acquired the equivalent of 877,333 Ordinary Shares for $1,000,000 and was granted an option (the "Lucas Option") to purchase an additional 351,000 shares at $0.33 per share which it exercised on November 1, 1995. Anthony K. Fox, who at the time was unaffiliated with the Company, assisted Lucas with the transaction and received compensation from the Company therefor. Pursuant to the agreement between the Company and Lucas, Mr. Fox was designated as a director of the Company to represent Lucas' interests. Mr Fox later purchased 50,000 Ordinary Shares from a Lucas shareholder and in November 1995, Mr Fox accepted the Company's offer to serve as its Chief Financial Officer. Mr. Fox no longer serves as the Lucas representative on the Board of Directors. Additionally, on October 26, 1995 Lucas purchased from Paul R. Rolph, Chief Executive Officer and Chairman of the Board of the Company, 333,000 shares which Mr Rolph acquired from the Company pursuant to the exercise of options on October 25, 1995. These shares were acquired by Lucas for $0.47 per share. In addition, the acquisition of the shares by Lucas from Mr. Rolph did not include the receipt or exchange of any stated or unstated rights, privileges, consideration, agreements or understandings to or from Lucas, Mr. Rolph, the Company or any other affiliated or unaffiliated party or parties. Subsequently, Lucas sold 43,866 shares to Alan L. Stanzler (an attorney who provides legal services to the Company) and certain members of Mr Stanzler's family.

                                     PART II

Item 14.     Description of Securities to be Registered

                  Not Applicable.

                                    PART III

Item 15.     Defaults Upon Senior Securities

                  None.

Item 16.     Changes in Securities and Changes in Security for Registered
             Securities

                  None.


                                     PART IV

Item 17.     Financial Statements

             Not Applicable.

Item 18.     Financial Statements

             See pages F-1 through F-17 and page S-1 incorporated herein by reference.

Item 19.     Financial Statements and Exhibits

             a) The following financial statements and schedule, together with the reports of Ernst & Young and Clark Whitehill thereon, are filed as part of this annual report.

                                                                                                   Page
                                                                                                   ----
                Reports of Independent Auditors ...............................................    F-1

                Consolidated Balance Sheets as of December 31, 1996 and 1995 ..................    F-3

                Consolidated Statements of Operations
                for the years ended December 31, 1996 and 1995 (unaudited),
                the nine months ended December 31, 1995 and the year ended March 31, 1995 .....    F-4

                Consolidated Statements of Changes in Shareholders' Equity
                for the years ended December 31, 1996 and 1995 (unaudited),
                the nine months ended December 31, 1995 and the year ended March 31, 1995 .....    F-5

                Consolidated Statements of Cash Flows
                for the years ended December 31, 1996 and 1995 (unaudited),
                the nine-month period ended December 31, 1995 and the year ended March 31, 1995    F-6

                Notes to Consolidated Financial Statements ....................................    F-7

                Schedule II - Valuation and Qualifying Accounts (all other schedules are omitted as the information is not required, is not applicable or the
                information is presented in the financial statements or related notes thereto)     S-1



             b) Exhibits

                None.

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Planning Sciences International plc

        By: /s/ Anthony K. Fox

            Anthony K. Fox
            Chief Financial Officer





        -------------------------------------








Dated:        February 13, 1997

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Planning Sciences International plc


         We have audited the accompanying consolidated balance sheets of Planning Sciences International plc as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 1996 and the nine month period ended December 31, 1995. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Planning Sciences International plc at December 31, 1996 and 1995, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 1996 and the nine month period ended December 31, 1995 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                                      /s/ ERNST & YOUNG

                                                      ERNST & YOUNG
                                                      Chartered Accountants



London, England
February 13, 1997

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Planning  Sciences International plc


         We have audited the accompanying consolidated statements of operations, cash flows and changes in shareholders' equity of Planning Sciences International plc for the year ended March 31, 1995. Our audit also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

         We conducted our audit in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Planning Sciences International plc for the year ended March 31, 1995, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                         /s/ CLARK WHITEHILL

                                                         CLARK WHITEHILL
                                                         Chartered Accountants


Reading, England
February 28, 1996, except for
Note 6 - Share Option Plans and
Note 14 - Share Capital,
as to which the date is April 29, 1996

                       PLANNING SCIENCES INTERNATIONAL plc
                           CONSOLIDATED BALANCE SHEETS
         (in thousands of U.S. Dollars, except share and per share data)


                              ASSETS                                                      December 31,
                                                                                   ---------------------------
                                                                                        1996             1995
                                                                                   -----------     -----------
Current assets
         Cash .................................................................    $    25,228     $     2,280
         Accounts receivables, net of allowance $478  (1995: $290) ............          9,953           4,001
         Prepaid expenses .....................................................            821             381
                                                                                   -----------     -----------
                  Total current assets ........................................         36,002           6,662
         Property and equipment, net ..........................................          2,013           1,093
         Goodwill on acquisitions, net of amortization $122 (1995:$ nil) ......          3,388            --
         Deferred taxation ....................................................            148            --
                                                                                   -----------     -----------
                  Total assets ................................................    $    41,551     $     7,755
                                                                                   ===========     ===========

               LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
         Bank overdraft .......................................................    $      --       $       391
         Current portion of lease obligations .................................            194              84
         Accounts payable .....................................................          1,648             546
         Taxes payable ........................................................          1,373             310
         Accrued liabilities ..................................................          1,778           1,030
         Deferred revenue .....................................................          2,969           1,967
         U.K. value added tax .................................................            346             373
         Other accounts payable ...............................................            985             355
                                                                                   -----------     -----------
                  Total current liabilities ...................................          9,293           5,056
                                                                                   -----------     -----------

Non-current liabilities
         Deferred taxation ....................................................             29              34
         Long-term portion of lease obligations ...............................            225             175
                                                                                   -----------     -----------
                  Total non-current liabilities ...............................            254             209
                                                                                   -----------     -----------
                  Total liabilities ...........................................          9,547           5,265
                                                                                   -----------     -----------

Shareholders' equity
           Preference Shares (pound)1.00 par value:
              2,000,000 shares authorized, none issued and outstanding ........           --              --
           Ordinary Shares, 15p par value:
              30,000,000 shares authorized, 8,999,167 issued and outstanding at
              December 31, 1996 (1995: 6,459,167) .............................          2,152           1,565
Additional paid-in capital ....................................................         27,182             715
Retained earnings .............................................................          2,747             278
Cumulative translation adjustment .............................................            (77)            (68)
                                                                                   -----------     -----------
                  Total shareholders' equity ..................................         32,004           2,490
                                                                                   -----------     -----------
                  Total liabilities and shareholders' equity ..................    $    41,551     $     7,755
                                                                                   ===========     ===========










  The accompanying notes are an integral part of these statements

                       PLANNING SCIENCES INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (in thousands of U.S. Dollars, except share and per share data)





                                                                              Nine Months
                                                        Year Ended               Ended       Year Ended
                                                       December 31,           December 31,    March 31,
                                               --------------------------     -----------    ------------
                                                   1996            1995           1995           1995
                                               -----------    -----------     -----------    ------------
                                                              (unaudited)
Revenues:
            License .......................    $    16,861    $    10,227     $     7,657    $     6,364
            Services and other ............          9,104          6,163           4,918          4,398
                                               -----------    -----------     -----------    -----------
                   Total revenues .........         25,965         16,390          12,575         10,762
                                               -----------    -----------     -----------    -----------

Cost of revenues:
            License .......................            804            171             103            148
            Services and other ............          4,937          3,580           2,816          2,455
                                               -----------    -----------     -----------    -----------
                  Total cost of revenues ..          5,741          3,751           2,919          2,603
                                               -----------    -----------     -----------    -----------
Gross profit ..............................         20,224         12,639           9,656          8,159
                                               -----------    -----------     -----------    -----------

Operating expenses:
            Sales and marketing ...........         10,271          5,801           4,301          3,782
            Research and development ......          3,185          1,663           1,284          1,113
            General and administrative ....          3,926          3,711           3,017          2,517
            Goodwill amortization .........            122           --              --             --
                                               -----------    -----------     -----------    -----------
                  Total operating expenses          17,504         11,175           8,602          7,412
                                               -----------    -----------     -----------    -----------

Income from operations ....................          2,720          1,464           1,054            747
Other income (expense) ....................            965            (45)              4            (77)
                                               -----------    -----------     -----------    -----------
Income before provision for income taxes ..          3,685          1,419           1,058            670
Provision for income taxes ................          1,216            521             384            254
                                               ===========    ===========     ===========    ===========
Net income ................................    $     2,469    $       898     $       674    $       416
                                               ===========    ===========     ===========    ===========

Net income per share ......................    $      0.24    $      0.11     $      0.08    $      0.05
                                               ===========    ===========     ===========    ===========

Shares used to compute net income per share     10,447,811      8,532,462       8,765,486      7,895,647
                                               ===========    ===========     ===========    ===========


The figures for the year ended December 31, 1995 comprise audited results for the nine months ended December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995.













         The accompanying notes are an integral part of these statements

                       PLANNING SCIENCES INTERNATIONAL plc

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand of U.S. Dollars, except share and per share data)


                                          Share Capital
                                        Ordinary Shares of
                                              15p each        Additional      Capital                     Cumulative      Total
                                     ----------------------     Paid-in     Redemption     Retained      Translation   Shareholders'
                                       Shares      Amount     Capital (i)   Reserve (i)   Earnings (i)    Adjustment      Equity
                                     ---------   ----------   -----------   ----------     ----------     ----------   -------------
Balance at April 1, 1994 .........      48,667   $       11   $      218    $       61     $      239     $      (73)  $      456
    Stock dividend (ii) ..........   4,818,000        1,178         (218)          (61)          (899)                         --
    Exchange translation
     adjustments .................                                                                                88           88
    Net income ...................                                                                416                         416
    Dividends ....................                                                                (81)                        (81)
                                     ---------   ----------   -----------   ----------     ----------     ----------   -------------
Balance at March 31, 1995 ........   4,866,667        1,189           --            --           (325)            15          879
   Issuance of shares net of
     issuance costs of $144(iii) .     877,333          208          648                                                      856
    Issuance of shares pursuant
        to exercise of options:
        Employees ................     364,167           86           33                                                      119
        Lucas Holdings
          Limited (iii) ..........     351,000           82           34                                                      116
    Exchange translation
         adjustments .............                                                                               (83)         (83)
    Net income ...................                                                                674                         674
    Dividends ....................                                                                (71)                        (71)
                                     ---------   ----------   -----------   ----------     ----------     ----------   -------------
Balance at December  31, 1995 ....   6,459,167        1,565          715            --            278            (68)       2,490
   Issuance of shares (net of
     issuance costs of  $5,710) ..   2,000,000          453       25,837                                                   26,290
   Issuance of shares pursuant
       to exercise of options:
       Employees .................     500,000          125           50                                                      175
   Issuance of shares pursuant
       to acquisition ............      40,000            9          580                                                      589
   Exchange translation
     adjustments .................                                                                                (9)          (9)

   Net income ....................                                                              2,469                       2,469
                                     ---------   ----------   -----------   ----------     ----------     ----------   -------------
Balance at December 31, 1996 .....   8,999,167   $    2,152   $   27,182    $       --     $    2,747     $      (77)  $   32,004
                                     =========   ==========   ==========    ==========     ==========     ==========   ==========


                  (i) The amount of shareholders' equity available for distribution to shareholders is the amount of profits determined under U.K. GAAP as distributable in the statutory accounts of the parent company. At December 31, 1996 such distributable profits amounted to $2,329 (1995: $787)

                  (ii) On October 26, 1994, the Company capitalized $1,178 of its retained earnings and other reserves by way of a bonus issue (stock dividend) of 99 shares for each share held at that date.

                  (iii) Pursuant to an agreement with the Company dated September 29, 1995, Lucas Holdings Limited, a Bahamian corporation not previously affiliated with the Company, acquired the equivalent of 877,333 Ordinary Shares for $1,000 and was granted an option to purchase an additional 351,000 shares at $0.33 per share which it exercised on November 1, 1995.









         The accompanying notes are an integral part of these statements

                       PLANNING SCIENCES INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. Dollars)


                                                                                           Nine Months
                                                                      Year Ended              Ended      Year Ended
                                                                     December 31,          December 31,   March 31,
                                                              --------------------------   ------------  ------------
                                                                 1996          1995           1995          1995
                                                              --------------------------   ------------  ------------
                                                                            (unaudited)
Cash flows from operating activities
Net income .............................................      $  2,469       $    898       $    674       $    416
Adjustment to reconcile net income to net cash
  provided by operating activities:
      Depreciation and amortization ....................           598            248            241            227
      Goodwill .........................................           122           --             --             --
      Changes in operating assets and liabilities:
          Accounts receivable ..........................        (6,140)        (1,206)           136         (2,107)
          Provision for bad and doubtful debts .........           188            262            254             18
          Supplies .....................................          --               42             45             (3)
          Prepaid expenses and other assets ............          (439)           113           (125)           194
          Accounts payable .............................         1,102            246             74            234
          Accrued payroll and related expenses and other
                    accrued liabilities ................         2,188            908             49          1,061
          Deferred revenues ............................         1,002            362            215            790

                                                              --------       --------       --------       --------
Net cash provided by operating activities ..............         1,090          1,873          1,563            830
                                                              --------       --------       --------       --------

Cash flows from investing activities
    Proceeds from disposal of property and assets ......           104             75             75           --
    Purchases of property and equipment ................        (1,428)          (849)          (589)          (405)
    Costs of acquisitions ..............................        (2,722)          --             --             --
                                                              --------       --------       --------       --------
Net cash used in investing activities ..................        (4,046)          (774)          (514)          (405)

Cash flows from financing activities
    Dividends paid .....................................          --              (71)           (71)           (81)
    Net (repayment) of capital lease obligations .......          (160)           (37)           (36)            (3)
    Net proceeds from issuance of shares ...............        26,464          1,091          1,091            --
    (Decrease) increase in bank overdraft ..............          (391)           154           (409)           270
                                                              --------       --------       --------       --------

Net cash provided by financing activities ..............        25,913          1,137            575            186
Effect of exchange rate changes on cash ................            (9)             1            (64)            88
                                                              --------       --------       --------       --------

Net increase in cash ...................................        22,948          2,237          1,560            699
Cash at beginning of period ............................         2,280             43            720             21
                                                              --------       --------       --------       --------

Cash at end of period ..................................      $ 25,228       $  2,280       $  2,280       $    720
                                                              ========       ========       ========       ========
Supplemental disclosure of cash flow information
    Interest (received) paid,  net .....................      $   (922)      $     37       $     27       $     41
    Taxes paid .........................................      $    310       $     63       $     63       $     50
Non-cash investing and financing activities
  Acquisition of property and equipment through
    capital leases .....................................      $    360       $    199       $    170       $    116
Shares issued for acquisition ..........................      $    590            --             --             --





         The accompanying notes are an integral part of these statements

                       PLANNING SCIENCES INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (in thousands of U.S. Dollars, except share and per share data)


1.  The Company

    (a) Business of the Company

        The Company develops, markets and supports high performance client/server decision support software for business, planning and decision making. Its principal product is marketed under the name Gentia. The Company's revenues are derived from license revenues for its Gentia software as well as software support and maintenance, training and consulting revenues from Gentia licensees. Information on the Company's operation by geographic area is included in Note 11.

        Predominantly all of the Company's revenues are derived from licenses for Gentia and related services and the Company currently expects that Gentia-related revenues, including maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and enhancements thereto. A decline in demand for, or market acceptance of, Gentia would have a material adverse effect on the Company's business, operating results and financial condition.

    (b) Incorporation, Reorganization and Basis of Preparation

        Planning Sciences International plc (the "Company") was incorporated in England and Wales in September 1993 as Rorycreek Limited and changed its name to Planning Sciences Holdings Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP").

        In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange of one Ordinary Share of (pound)0.15 par value of the Company for every thirty shares of (pound)0.05 par value in PSP. The acquisition by the Company of PSP has been treated as a combination of entities under common control (the accounting of which is similar to that of a pooling of interests).

        On March 1, 1996, the Company was re-registered as a public limited company and changed its name to Planning Sciences International plc. On the same date PSP re-registered as a private limited company and changed its name to Impact Information Systems Limited.

    (c) Reorganization of Share Capital

        On April 30, 1996, the effective date of the initial public offering, the Company reorganized its authorized and issued share capital as follows: its Deferred Shares of 5p each and its "B" Shares of 5p each were converted into "A" Shares of 5p each and all of its "A" Shares of 5p each were consolidated and redesignated as Ordinary Shares of 15p each on the basis of one Ordinary Share for every three "A" Shares. All shares and references thereto in these financial statements have been restated to show the effect of this reorganization.

2.  Basis of Financial Statements

    (a) Change of Fiscal Year

        In 1995, the Company changed its fiscal year end from March 31 to December 31. Accordingly, these financial statements are presented for the years ended December 31, 1996 and March 31, 1995 and for the nine month period ended December 31, 1995. For comparative purposes, unaudited statements of operations and cash flows are also presented for the year ended December 31, 1995. These unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) that in the opinion of the Company are necessary for a fair presentation thereof.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)

    (b) Principles of Consolidation

        The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries in the United States, the United Kingdom, Germany, the Netherlands, Belgium, Australia, South Africa, Hong Kong and Guernsey. All material intercompany balances and transactions have been eliminated on consolidation.

    (c) Use of Estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    (d) Companies Act 1985

        These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act. Statutory accounts for the year ended December 31, 1996, the nine-month period ended December 31, 1995 and the year ended March 31, 1995 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts for the nine month period ended December 31, 1995 and the year ended March 31, 1995 have been, and for the year ended December 31, 1996, will be delivered to the Registrar of Companies for England and Wales.

3.  Significant Accounting Policies

    (a) Revenue Recognition

        License revenues are recognized upon shipment of the product if it is fully functional and no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until the obligation has been satisfied.

        Services and other revenues comprise revenues for support and maintenance services for ongoing support and product updates, training and consulting. Support and maintenance revenues are deferred and recognised ratably over the term of the contract, which is typically twelve months. Revenues from training and consultancy are recognised when the services are performed. At December 31, 1996 deferred support and maintenance revenues and deferred training and consultancy revenues amounted to $2,899 (1995: $1,249) and $69 (1995: $718), respectively.

    (b) Translation of Financial Statements of Foreign Entities

        The functional currency of the Company and its U.K. subsidiaries is sterling. The functional currencies of the other subsidiaries are the local currencies.

        For U.S. reporting purposes these financial statements are presented in accordance with U.S. GAAP and in U.S. dollars using the translation principles set out in the Statement of Financial Accounting Standards ("SFAS") No. 52. The consolidated balance sheets are translated into dollars at the exchange rates prevailing at the balance sheet dates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reported periods, are included in the consolidated statement of operations.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


        Although the Company has no current intentions to pay dividends, were it to pay dividends they would be declared in sterling out of profits available for that purpose as determined under U.K. GAAP and in accordance with the Companies Act.

        Due to the number of currencies involved, the constantly changing exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. To date, the Company has not undertaken hedging transactions to cover its currency translation exposure.

    (c) Income Taxes

        Income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    (d) Net Income per Share

        Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. For the nine month period ended December 31, 1995 and the year ended March 31, 1995, in accordance with the requirements of the Securities and Exchange Commission, the computation takes into account the retroactive effect in both periods of share options and shares issued in the twelve months ended March 31, 1996 which have been treated as outstanding for both periods. In the application of the treasury stock method with respect to such issuances, the IPO price of $16.00 has been used as the repurchase price.

    (e) Property and Equipment

        Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

        Computer equipment                         -   4 years
        Furniture, fixtures and office equipment   -   4 years
        Leasehold improvements                     -   period of lease
        Motor vehicles                             -   4 years

    (f) Capital Leases

        Assets held under capital leases are capitalized in the balance sheet and are depreciated over their useful lives. Depreciation on these assets is combined in the consolidated statements of operations with depreciation on owned assets. The interest element of the rental obligations is charged to the consolidated statements of operations over the period of the lease at the interest rate implicit in the lease.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


    (g) Software Development Costs

        Software development costs are included in research and development and are expensed as incurred. SFAS No. 86 requires the capitalization of certain software development costs once technological feasibility is established. With respect to Gentia, technological feasibility was achieved when all planning, designing, coding and testing activities were complete. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

    (h) Pension Costs

        The Company sponsors and contributes to a number of defined contribution plans. Contributions are charged in the statement of operations as they become payable in accordance with the rules of the plans.

    (i) Stock Based Compensation

        The Company uses the intrinsic value method of APB Opinion No. 25 "Accounting for Stock Issued to Employees" for director and employee stock options. The pro forma effect of using the fair value method for such options of SFAS 123 is shown in Note 6.


4.  Property and Equipment

    Property and equipment comprises:

                                                                           December 31,
                                                                        ---------------
                                                                         1996     1995
                                                                        -------  ------
        Computer equipment ..........................................   $2,706   $1,480
        Furniture, fixtures and office equipment ....................      525      460
        Leasehold improvements ......................................      515      209
        Motor vehicles ..............................................      318      271
                                                                        ------   ------
                                                                         4,064    2,420
        Less:   accumulated depreciation ............................    2,051    1,327
                                                                        ------   ------
                                                                        $2,013   $1,093
                                                                        ======   ======


5.  Accrued Liabilities

                                                                          December 31,
                                                                        ---------------
                                                                         1996     1995
                                                                        ------   ------
        Accrued expenses and other current liabilities:
           Accrued commissions.......................................   $  805   $  408
           Other.....................................................      973      622
                                                                        ------   ------
                                                                        $1,778   $1,030
                                                                        ======   ======

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)



6.  Share Option Plans

    The Company has a share option plan which was adopted in February 1994 (the "1994 Plan") and which succeeded a prior PSP plan. Outstanding options under the PSP plan were exchanged for the equivalent number of options under the Plan. Options granted under the Plan are for periods not to exceed seven years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant as determined by the Board of Directors in accordance with the U.K. Capital Gains Tax Act 1979.


    Details of options under the 1994 Plan are as follows:

                                                        Number of
                                                          Shares                       Price per Share
                                                        ---------         ---------------------------------------
    Balance at April 1, 1994 .......................       13,000         (pound)    21.00            $     31.18 (i)
    Adjustment for stock dividend ..................    1,287,000
         Granted in year ...........................    1,378,834                     0.21                  0.342
                                                        ---------
    Balance at March 31,1995........................    2,678,834                     0.21                  0.342
        Granted in period...........................      192,333                     0.60                  0.950
        Exercised in period.........................     (364,167)                    0.21            0.325-0.331(ii)
                                                        ---------
    Balance at December 31,1995.....................    2,507,000                0.21-0.60            0.326-0.331
    Exercised in year ..............................     (500,000)                    0.21                   0.35
                                                        ---------
    Balance at  December 31, 1996...................    2,007,000         (pound)0.21-0.60           $  0.36-1.03
                                                        =========         ================           ============

    Exercisable at December 31,1996.................      410,000         (pound)     0.21           $       0.36
                                                        =========         ================           ============

--------------------

(i) The exercise prices of the above options are fixed in pounds sterling. The U.S. dollar equivalents have been derived by translating the pound sterling amounts at the rates of exchange on the respective dates of grant, cancellation or exercise as appropriate and at period end rates with respect to the options outstanding at each period end.

(ii) The U.S. dollar equivalent at the exercise dates were $0.325 in respect of 30,833 options and $0.331 in respect of 333,334 options.


    The remaining options are exercisable up to November 2003.

    The 1996 Equity Incentive Plan (the "1996 Plan") was adopted by the Board of Directors on March 7, 1996, and is intended to serve as the successor equity incentive program to the Company's 1994 Plan under which no further share options have been or will be granted. Under the 1996 Plan, the Compensation Committee may grant stock options and restricted stock grants to directors, employees and other persons providing services to the Company for up to an aggregate of 2,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the underlying shares on the date of the grant. As of December 31, 1996, options under the 1996 Plan for the purchase of 833,350 Ordinary Shares by directors, employees and persons providing services to the Company had been granted and were outstanding at an exercise price from $8.50 to $18.75 per Ordinary Share.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


    Details of options under the 1996 Plan are as follows:


                                                                  Number of           Price per
                                                                   Shares               Share
                                                                  --------         --------------
    Granted in year ..........................................     572,500                 $ 8.50
                                                                   230,000                 $10.00
                                                                    13,500                 $18.75
                                                                    31,000                 $12.50
                                                                    38,000                 $11.00
                                                                    25,000                 $12.50
                                                                  --------
                                                                   910,000
    Lapsed in year ...........................................     (76,650)        $ 8.50 - 18.75
                                                                  --------
    Balance at December 31, 1996 .............................     833,350         $ 8.50 - 18.75
                                                                                   ==============
                                                                  ========
    Exercisable at December 31, 1996 .........................        none
                                                                  ========


    Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method consistent with the method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 5%, dividend yield of 0%, volatility factor of 0.714, and an expected life of the option of two years. The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 1996 was $3.91 and during the nine-month period ended December 31, 1995 was $0.17. The pro forma information is as follows:


                                                               Nine Months
                                               Year Ended         Ended
                                              December 31,    December 31,
                                              ------------    ------------
                                                  1996            1995
                                              ------------    ------------

    Pro forma net income .................      $2,243             $603
                                              ============    ============

    Pro forma net income per share .......       $0.21            $0.08
                                              ============    ============


The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1996 under the 1994 Plan:

                                      Options outstanding                             Options exercisable
                                      -------------------                             -------------------

                            Number                                                Number
                         outstanding     Weighted average                      outstanding
                       at December 31,      remaining      Weighted average  at December 31,   Weighted average
    Exercise price           1996        contractual life   exercise price         1996         exercise price
    -----------------  ---------------   ----------------  ----------------  ---------------   ----------------
    21p                   1,814,667         56 months            21p             410,000             21p

    60p                     192,333         69 months            60p                -                60p
    -----------------  ---------------   ----------------  ----------------  ---------------   ----------------

    21p - 60p             2,007,000         57 months            25p             410,000             21p
    =================  ===============   ================  ================  ===============   ================

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1996 under the 1996 Plan:

                                          Options outstanding                          Options exercisable
                                          -------------------                          -------------------
                           Number                                                  Number
                         outstanding    Weighted average                         outstanding
    Range of           at December 31,     remaining       Weighted average    at December 31,    Weighted average
    exercise price          1996        contractual life    exercise price          1996           exercise price
    -----------------  ---------------  ----------------   ----------------   -----------------   ----------------

    $8.50 - $11.00         770,850         74 months            $ 9.07                -                   -

    $12.50 - $18.75         62,500         80 months            $13.15                -                   -
    -----------------  ---------------  ----------------   ----------------   -----------------   ----------------

    $8.50 - $18.75         833,350         75 months            $ 9.38                -                   -
    =================  ===============  ================   ================   =================   ================


7.  Employee Pension Plans

    The Company sponsors and contributes to a number of defined contribution pension plans. The assets of these plans are held separately from those of the Company in independently administered funds. Contributions are expensed as they become payable. The amount of contributions expensed was $241 for the year ended December 31, 1996, $200 for the nine month period ended December 31, 1995 and $146 for the year ended March 31, 1995.

8.  Income Taxes

    Income before income taxes is analyzed as follows:

                                                               Nine Months
                                              Year Ended          Ended           Year Ended
                                             December 31,      December 31,       March 31,
                                             ------------      ------------       ---------
                                                 1996              1995              1995
                                             ------------      ------------       ---------

    United Kingdom ......................       $1,868           $   964           $  1,150
    Overseas ............................        1,817                94               (480)
                                             ------------      ------------       ---------
                                                $3,685           $ 1,058           $    670
                                             ============      ============       ==========

Significant components of the provision for income taxes are as follows:

                                                                                 Nine Months
                                                                   Year Ended       Ended       Year Ended
                                                                  December 31,   December 31,   March 31,
                                                                  ------------   ------------   ----------
                                                                      1996           1995           1995
                                                                  ------------   ------------   ----------
    Current:
       United Kingdom ........................................       $  732          $391           $209
       United States .........................................          293             3              -
       Other .................................................          347             -              -

                                                                  ------------   ------------   ----------
       Total current .........................................       $1,372          $394           $209

    Deferred:
       United Kingdom ........................................          (12)           -               -
       United States .........................................         (144)          (10)            45

                                                                  ------------   ------------   ----------
       Total provision for income taxes ......................       $1,216          $384           $254
                                                                  ============   ============   ==========

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


The following table analyzes the difference between the U.K. tax rate and the effective tax rate:

                                                                            Nine Months
                                                              Year Ended       Ended       Year Ended
                                                             December 31,   December 31,   March 31,
                                                             ------------   ------------   ----------
                                                                 1996           1995          1995
                                                             ------------   ------------   ----------

    U.K. Statutory rate .................................       33.0%          33.0%         33.0%
    Permanent disallowables for U.K. tax ................        1.2            5.0           3.7
    Utilization of net operating losses .................        1.1           (3.7)           -
    Deferred tax valuation adjustments ..................       (3.6)          (1.8)          1.0
    Other - net .........................................        1.3            3.8           0.2
                                                             ============   ============   ==========
    Effective tax rate ..................................       33.0%          36.3%         37.9%
                                                             ============   ============   ==========

Significant components of the deferred tax liabilities and assets are as follows:

                                                                             December 31,
                                                                           ---------------
                                                                           1996     1995
                                                                           -----    -----

    Liabilities:
       Fixed asset temporary differences ..............................    $ 29      $ 16
       Other ..........................................................       -        18
                                                                           ----     -----
                                                                             29        34

    Assets:
       Fixed asset temporary differences ..............................      42        37
       Net operating loss carryforwards ...............................      98       139
       Deferred revenue ...............................................     163       283
       Accrued expenses ...............................................     159         -
       Accounts receivable ............................................      18         7
                                                                           ----     -----
                                                                            480       466

    Less: valuation allowance .........................................    (332)     (466)
                                                                           ----     -----

     Deferred tax assets after valuation allowance ....................    $148     $   -
                                                                           ====     =====
          Total net deferred tax asset (liability) ....................    $119     $ (34)
                                                                           ====     =====


    At December 31, 1996, the Company had net operating loss carry forwards in Australia of $278 (December 31,1995: $270) which may be carried forward indefinitely.

    On September 16, 1996, both Planning Sciences Inc. and Planning Sciences Pacific Pty Ltd. relinquished their residency status in the United Kingdom and are now taxed solely in the United States and Australia respectively. For U.K. tax purposes, any losses that have been sustained by these companies to September 16, 1996, have been utilized where possible by the U.K. sub-group.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


 9. Commitments

    The Company leases its facilities under non-cancelable operating lease agreements which expire at various dates through 2008. In addition, the Company leases certain equipment under long-term lease agreements that are classified as capital leases. These capital leases terminate at various dates through 1999. Total property and equipment acquired under these capitalized leases, which collateralize such borrowings, are as follows:

                                                            December 31,
                                                     -------------------------
                                                      1996             1995
                                                     -------------------------

    Computer equipment ..........................    $ 302             $ 185
    Furniture, fixtures and office equipment ....       60              --
    Motor vehicles ..............................      298               203
                                                     -----             -----
                                                       660               388
    Less:  accumulated depreciation .............     (253)             (131)
                                                     -----             -----
                                                     $ 407             $ 257
                                                     =====             =====

    Future minimum annual lease payments under all non-cancelable operating and capital leases at December 31, 1996 are as follows:

    Year ending December 31,                             Operating     Capital
    ------------------------                             ---------     -------
                                                            leases      leases
                                                            ------       -----

    1997 ....................................            $ 1,076       $   240
    1998 ....................................                880           151
    1999 ....................................                612            70
    2000 ....................................                340            38
    2001 ....................................                247             2
    2002-2008 ...............................                270            --
                                                         -------       -------
    Total minimum payments ..................            $ 3,425           501
                                                         =======

    Less: amounts representing interest .....                              (82)
                                                                       -------

    Present value of capital lease obligation                              419

    Less: current portion ...................                             (194)
                                                                       -------

    Lease obligations, long-term ............                          $   225
                                                                       =======

    Rental expenses under operating leases totalled $945 for the year ended December 31, 1996, $609 for the nine-month period ended December 31, 1995 and $456 for the year ended March 31, 1995.

10. Concentrations of Credit Risk and Significant Customers

    Potential concentrations of credit risk to the Company consist principally of cash, cash equivalents and trade receivables. The Company only deposits short-term cash surpluses with high credit quality banks.

    During the years ended December 31, 1996 and March 31, 1995 no customer accounted for more than 10% of the Company's net sales. During the nine-month period ended December 31, 1995 sales to one customer accounted for approximately 15% of the Company's net sales.

    The Company provides credit in the normal course of business and accordingly performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date such losses have been within management's expectations.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousands of U.S. Dollars, except share and per share data)


11. Industry and Geographic Information

    The Company and its subsidiaries operate in one industry segment: the development, marketing and support of high performance client/server decision support software.

    Information about the Company's operations by geographic area is as follows:


                                                                                      Nine Months
                                                                     Year Ended          Ended       Year Ended
                                                                    December 31,      December 31,    March 31,
                                                              ---------------------   ------------   ----------
                                                                 1996        1995        1995           1995
                                                              --------     --------   ------------   ----------
                                                                          (unaudited)
    Revenue from unaffiliated customers:
    United Kingdom ...............................            $ 13,947     $ 10,979    $  8,232       $  7,938
    Less:  Inter-area eliminations (i) ...........              (4,455)      (2,110)     (1,796)        (1,022)
                                                              --------     --------    --------       --------
                                                                 9,492        8,869       6,436          6,916
    North America (ii) ...........................              10,154        6,108       4,939          3,409
    Australia ....................................               1,713          820         607            437
    Rest of World ................................               4,606          593         593           --
                                                              --------     --------    --------       --------
    Total revenue ................................            $ 25,965     $ 16,390    $ 12,575       $ 10,762
                                                              ========     ========    ========       ========

    United Kingdom includes exports to:
    Rest of Europe ...............................            $    622     $  1,181    $    688       $  1,132
    Middle East ..................................                --            139          68            199
    Africa .......................................                --            167          68            321
    Asia .........................................                --             71          28             98
                                                              ========     ========    ========       ========
                                                              $    622     $  1,558    $    852       $  1,750
                                                              ========     ========    ========       ========

    Income from operations
    United Kingdom (i) ...........................            $  2,350     $  2,197    $  1,441       $  1,779
    North America (ii) ...........................                 586           (4)        145           (337)
    Australia ....................................                   1         --           (62)           (48)
    Rest of world ................................               1,057           (7)         (7)          --
    Corporate costs (United Kingdom) .............              (1,274)        (722)       (463)          (647)
                                                              ========     ========    ========       ========
    Income from operations .......................            $  2,720     $  1,464    $  1,054       $    747
                                                              ========     ========    ========       ========

                                                                   December 31,                       March 31,
                                                              ---------------------                   ---------
                                                                 1996        1995                       1995
                                                              --------     --------                   ---------
    Total assets
    United Kingdom ...............................            $  9,056     $  5,321                   $  4,669
    North America (ii) ...........................               5,217        1,438                      1,266
    Australia ....................................                 683          576                        156
    Rest of World ................................              26,595          420                        --
                                                              ========     ========                   ========
    Total assets (iii) ...........................            $ 41,551     $  7,755                   $  6,091
                                                              ========     ========                   ========

--------
(i) Inter-area eliminations consist of intra-group royalties payable by the Company's overseas subsidiaries to the United Kingdom operations in respect of license sales and support and maintenance revenues. Such royalties are based upon 25%-35% of the relevant customer sales for all reported periods.

(ii)  North America consists primarily of the United States.

(iii) Corporate assets are insignificant.

                       PLANNING SCIENCES INTERNATIONAL plc

         (in thousand of U.S. Dollars, except share and per share data)

12. Acquisitions

    In May 1996, the Company acquired the business goodwill and certain tangible assets from its exclusive South African distributor for approximately $139,000 in cash. Goodwill amounting to $192,000 arose on this acquisition.

    In July 1996 the Company acquired the business goodwill from its exclusive distributor in Germany for approximately $220,000 in cash, all of which has been allocated to goodwill.

    In July 1996 the Company also acquired all of the outstanding capital stock held by third parties in Planning Sciences International BV for $1,000,000 in cash. Goodwill amounting to $1,001,000 was allocated to this acquisition.

    In September 1996 the Company acquired the entire issued capital stock of its distributors in Belgium, the Netherlands and Luxembourg for $1,790,000 consisting of $1,200,000 in cash and $590,000 paid through the issuance of 40,000 shares of the Company's Ordinary Shares. Further payments up to a maximum of $2,000,000 may become payable depending on the profitability of the businesses acquired based on the achievement of quarterly targets to December 31, 1997. Such contingent payments will be allocated to goodwill as they crystallize. To date $2,010,000 has been allocated to goodwill.

    All of the above acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. Results of operations include all of these acquisitions from the dates of acquisition. The goodwill and intangible assets acquired in all the above transactions are being amortized over their useful life of ten years.

    The following unaudited pro forma financial information assumes the respective acquisitions occurred at the beginning of the periods in which the acquisitions took place and, for comparative purposes, at the beginning of the immediately preceding year. These results have been prepared for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisitions been made as discussed above. In addition, they are not intended to be a projection of future results.


                                                               Nine Months
                                             Year Ended           Ended
                                            December 31,      December 31,
                                            ------------      ------------
                                                1996              1995
                                            ------------      ------------
                                             (unaudited)       (unaudited)

    Revenues ...........................       $27,302           $13,571
                                            ============
                                                              ============

    Net income .........................       $ 2,377            $  623
                                            ============      ============

    Net income per share ...............       $  0.23           $  0.07
                                            ============      ============


13. Recent Pronouncements

    In February 1997 the Financial Accounting Standards Board issued SFAS 128, "Earnings per Share". This standard applies to accounting periods ending after December 15, 1997 and establishes new simplified standards for computing and presenting earnings per share. Although early adoption is not permitted, the standard requires restatement of all price period earnings per share data once adopted.

14. Share Capital

    The Share capital of the Company was reorganized upon the effective date of the Company's initial public offering as described in Note 1(c).

                                                                     SCHEDULE II

                       PLANNING SCIENCES INTERNATIONAL plc

                        VALUATION AND QUALIFYING ACCOUNTS
                         (in thousands of U.S. dollars)



                                                                             Additions
                                                                      -------------------------
                                                      Balance at      Charged to     Charged to                          Balance at
                                                       beginning      costs and         other                              end of
                                                       of period       expense        accounts         Deductions          period
                                                      ----------      ----------     ----------        ----------        ----------
Description Year ended December 31, 1996:
Allowance for bad and doubtful debts ..........          $290            $175         $  66(a)(b)        (53)              $478
Nine months ended December 31, 1995:
Allowance for bad and doubtful debts ..........          $ 36            $332         $(12)(a)           (66)              $290
Year ended March 31, 1995:
Allowance for bad and doubtful debts ..........          $ 18            $ 34         $   2(a)           (18)              $ 36

---------------

(a)  Exchange adjustments.
(b)  Includes provisions held in the accounts of acquired companies.












                                      S-1